ALAMOS GOLD INC.

WARRANT INDENTURE

January 7, 2016

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WARRANT INDENTURE
THIS WARRANT INDENTURE made as of January 7, 2016.
BETWEEN:
ALAMOS GOLD INC., a corporation amalgamated under the laws of Ontario
(the “Company”)
OF THE FIRST PART
AND:
COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and having offices in the City of Toronto, Ontario
(the “Warrant Agent”)
OF THE SECOND PART
WHEREAS the Company and Carlisle entered into the Arrangement Agreement;
AND WHEREAS pursuant to the Amended and Restated Plan, each Carlisle Shareholder will be entitled to receive, at the Effective Time, 0.0942 of one Common Share and 0.0942 of one Warrant in exchange for each Carlisle Share owned by such Carlisle Shareholder, subject to adjustment in accordance with the Amended and Restated Plan;
AND WHEREAS pursuant to the Amended and Restated Plan, each Carlisle Optionholder that has Carlisle Options that remain outstanding at the Effective Time will be entitled to receive, upon vesting and exercise of such Carlisle Options in accordance with their terms and the Amended and Restated Plan, such number of Common Shares and Warrants which is equal to the number of Carlisle Shares that were the subject of such Carlisle Options immediately prior to the Effective Time multiplied by the Exchange Ratio (subject to adjustment in accordance with the Amended and Restated Plan) at an exercise price per Common Share and Warrant equal to the exercise price of such Carlisle Option immediately prior to the Effective Time divided by the Exchange Ratio;
AND WHEREAS pursuant to the Amended and Restated Plan, each Carlisle Warrantholder that has Carlisle Warrants that remain outstanding at the Effective Time will be entitled to receive, at any time following the Effective Time but prior to such Carlisle Warrant’s expiry in accordance with its terms, upon exercise by such Carlisle Warrantholder, such number of Common Shares and Warrants which is equal to the number of Carlisle Shares that were the subject of such Carlisle Warrants immediately prior to the Effective Time multiplied by the Exchange Ratio (subject to adjustment in accordance with the Amended and Restated Plan) at an exercise price per Common Share and Warrant equal to the exercise price of such Carlisle Warrant immediately prior to the Effective Time divided by the Exchange Ratio;
AND WHEREAS the Company is proposing to issue a total of up to 5,532,681 Warrants in the manner herein set forth and pursuant to the terms of the Arrangement Agreement;
AND WHEREAS the Company is authorized to create and issue the Warrants;

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AND WHEREAS the Company represents to the Warrant Agent that all necessary resolutions of the directors of the Company have been or will be duly enacted, passed or confirmed and all other proceedings taken and conditions complied with to authorize the execution and delivery of this Agreement and the execution and issue of the Warrants and to make the same legal, valid and binding on the Company in accordance with the laws relating to the Company;
AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Warrant Agent;
AND WHEREAS the Warrant Agent has been appointed by the Company and has agreed to act as agent on behalf of the Warrantholders on the terms and conditions set forth herein.
NOW THEREFORE THIS INDENTURE WITNESSETH THAT, in consideration of the premises and in further consideration of the mutual covenants herein set forth, the parties hereto agree as follows:

1.	INTERPRETATION
1.1    Definitions
In this Indenture, unless there is something in the subject matter or context inconsistent therewith, the following words have the respective meaning indicated below:

(a)	“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

(b)	“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(c)
“Applicable Legislation” means the provisions, if any, for the time being, of any statute of Canada or a province or territory thereof, and of the regulations under such statute, relating to trust indentures and to the rights, duties and obligations of trustees under trust indentures, and of corporations issuing their securities under trust indentures, to the extent that any such provisions are in force and applicable to this Indenture;

(d)	“Arrangement” means the arrangement under section 182 of the Business Corporations Act (Ontario) on the terms and subject to the conditions set out in the Amended and Restated Plan;

(e)
“Amended and Restated Plan” means the amended and restated plan of arrangement involving the Company, Carlisle and the securityholders of Carlisle filed on the System for Electronic Disclosure Analysis and Retrieval (SEDAR) on November 19, 2015;

(f)
“Arrangement Agreement” means the arrangement agreement dated October 14, 2015, as amended November 12, 2015, between the Company and Carlisle, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

(g)
“Authenticated” means (a) with respect to the issuance of a Warrant Certificate, one which has been duly signed by the Company and authenticated by manual signature of an authorized officer of the Warrant Agent, (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant are entered in the register of holders of Warrants, and “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

(h)	“Book-Entry Participants” means institutions that participate directly or indirectly in the Depository’s book-entry registration system for the Warrants;

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(i)	“Book-Entry Warrants” means Warrants that are to be held only by or on behalf of the Depository;

(j)	“Business Day” means a day which is not a Saturday, Sunday or legal holiday in the City of Toronto, Ontario;

(k)	“Carlisle” means Carlisle Goldfields Limited;

(l)
“Carlisle New Stock Option Plan” means the directors’, management, employees’ and consultants’ stock option plan approved by the Carlisle Shareholders on July 18, 2011, the terms of which all Carlisle Options granted subsequent to August 12, 2011 are subject;

(m)
“Carlisle Old Stock Option Plan” means the directors’, management, employees’ and consultants’ stock option plan approved by the Carlisle Shareholders in 2006, the terms of which all Carlisle Options granted on or prior to August 12, 2011 are subject;

(n)	“Carlisle Optionholders” means, at any time, the holders of Carlisle Options;

(o)	“Carlisle Options” means options issued pursuant to, or governed by, either the Carlisle Old Stock Option Plan or the Carlisle New Stock Options Plan, as the case may be;

(p)	“Carlisle Shareholders” means, at any time, the holders of Carlisle Shares;

(q)	“Carlisle Shares” means common shares in the capital of Carlisle;

(r)	“Carlisle Warrantholders” means, at any time, the holders of Carlisle Warrants;

(s)	“Carlisle Warrants” means warrants to purchase common shares in the capital of Carlisle issued by Carlisle from time to time prior to October 14, 2015;

(t)
“CDS Global Warrants” means Warrants representing all or a portion of the aggregate number of Warrants issued in the name of the Depository represented by an Uncertificated Warrant, or if requested by the Depository or the Company, by a Warrant Certificate;

(u)	“Commissions” means, collectively, the securities commissions or other applicable securities regulatory authorise of each of the Designated Provinces;

(v)	“Common Share” means a fully paid and non-assessable common share in the capital of the Company as such capital is presently constituted;

(w)	“Company’s auditors” means the firm of accountants appointed by the shareholders of the Company and serving as the auditors of the Company at the relevant time;

(x)
“Current Market Price” of a Common Share at any date means the price per share equal to the weighted average price at which the Common Shares have traded during any 10 consecutive Trading Days selected by the Company, commencing not more than 20 Trading Days and ending not less than five days before such date, on the TSX, or, if the Common Shares are not listed thereon, on any stock exchange on which such shares are listed as may be selected for such purpose by the directors or, if such shares are not listed on any stock exchange, then on such over-the-counter market in Canada as may be selected for such purpose by the directors, provided further that if the Common Shares are not then listed on any Canadian stock exchange or traded in the over-the counter market, then the Current Market Price shall be determined by such firm of independent chartered accountants as may be selected by the directors of the Company;

(y)	“Depository” means CDS Clearing and Depository Services Inc. or such other Person as is designated in writing by the Company to act as depository in respect of the Warrants;

(z)	“Designated Provinces” means each of the provinces and territories of Canada;

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(aa)
“director” means a director of the Company for the time being and, unless otherwise specified herein, a reference to an action by the directors means an action by the directors of the Company as a board or, whenever duly empowered, action by a committee of such board;

(bb)
“Dividends paid in the Ordinary Course” means such dividends payable in cash (or in securities, property or assets of equivalent value) declared payable on a Common Share in any fiscal year of the Company to the extent that such dividends in the aggregate do not exceed in amount or value the greater of:

(i)
100% of the aggregate amount or value of the dividends declared payable by the Company on the Common Shares in the period of 12 consecutive months ended immediately prior to the first day of such fiscal year; and

(ii)
50% of the consolidated net earnings of the Company, before extraordinary items and after dividends paid on any and all preferred shares of the Company (if any) for the period of 12 consecutive months ended immediately prior to the first day of such fiscal year (such consolidated net earnings to be as shown in the audited consolidated financial statements of the Company for such 12 month period or, if there are no audited financial statements in respect of such period, computed in accordance with generally accepted accounting principles consistent with those applied in the preparation of the most recent audited consolidated financial statements of the Company);

and for such purposes the amount of any dividends paid in other than cash or shares of the Company shall be the fair market value of such dividends as determined by the directors;

(cc)	“Effective Time” means 12:01 a.m. (Toronto time) on the date hereof;

(dd)
“Exchange Basis” means, at any time, the number of Warrant Shares or other classes of shares or securities which a Warrantholder is entitled to receive upon the exercise of the rights attached to the Warrants pursuant to the terms of this Indenture, as the number may be adjusted pursuant to Article 4 hereof, such number being equal to one Warrant Share per Warrant as of the date hereof;

(ee)	“Exchange Ratio” means 0.0942;

(ff)	“Expiry Date” means January 7, 2019;

(gg)	“Expiry Time” means 5:00 p.m. (Toronto time) on the Expiry Date;

(hh)
“Indenture”, “herein”, “hereto”, “hereunder”, “hereof”, “hereby” and similar expressions mean or refer to this Indenture and not to any particular Article, Section, paragraph, clause, subdivision or portion hereof and include any indenture, deed or instrument supplemental or ancillary hereto; and the expressions “Article”, “Section” and “paragraph” followed by a number mean and refer to the specified Article, Section or paragraph of this Indenture;

(ii)
“Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Warrant Agent’s internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Warrant Agent, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;

(jj)	“Purchase Price” means $10.00 per Warrant Share;

(kk)	“SEC” means the United States Securities and Exchange Commission;

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(ll)
“Subsidiary of the Company” means a corporation of which voting securities carrying a majority of the votes attached to all outstanding voting securities of the Company are owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company, or by the Company and one or more subsidiaries of the Company, and, as used in this definition, voting securities means securities, other than debt securities, carrying a voting right to elect directors either under all circumstances or under some circumstances that may have occurred and are continuing;

(mm)
“Trading Day” means any day on which the facilities of the TSX, or, if the Common Shares are not listed thereon, the facilities of any stock exchange on which the Common Shares are listed, are open for trading;

(nn)	“Transfer Agent” has the meaning ascribed thereto in Section 5.7(a);

(oo)	“TSX” means the Toronto Stock Exchange;

(pp)	“Uncertificated Warrant” means any Warrant which is not represented by a Warrant Certificate;

(qq)	“U.S. Legend” has the meaning ascribed thereto in Section 5.7(a);

(rr)	“U.S. Person” has the meaning ascribed thereto in Rule 902(k) of Regulation ”S” under the 1933 Act;

(ss)	“United States” has the meaning ascribed thereto in Rule 902(l) of Regulation S under the 1933 Act;

(tt)
“Warrant” means a warrant of the Company created by the Company and issued and authenticated hereunder for a purchase price of $10.00 per Warrant until the Expiry Time and entitling the holder thereof to acquire one Warrant Share upon exercise in accordance with this Indenture, subject to adjustment as set out herein;

(uu)
“Warrant Agent” means Computershare Trust Company of Canada, having offices at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 or at such other place or places, if any, as the Company, with the approval of the Warrant Agent, may designate;

(vv)	“Warrant Certificate” means a certificate substantially in the form attached hereto as Schedule “A”, each of which evidences one or more Warrants issuable hereunder;

(ww)	“Warrant Shares” means the Common Shares issuable upon exercise of the Warrants in accordance with this Indenture; and

(xx)	“Warrantholder” means the registered holder from time to time of an outstanding Warrant.
1.2    Headings
The division of this Indenture into Articles, Sections or other subdivisions, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or the Warrants.
1.3    Gender
Words importing the singular number also include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

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1.4    Weekends and Holidays
If the date for the taking of any action under this Indenture expires on a day which is not a Business Day, such action may be taken on the next succeeding Business Day with the same force and effect as if taken within the period for the taking of such action.
1.5    Meaning of “Outstanding”
Every Warrant represented by a Warrant Certificate or Uncertificated Warrant that has been Authenticated by the Warrant Agent and delivered to the holder thereof is deemed to be outstanding until it is cancelled or delivered to the Warrant Agent for cancellation. Where a new Warrant Certificate has been issued pursuant to Section 2.7 to replace one which has been mutilated, lost, stolen or destroyed, the Warrants represented by only one of such Warrant Certificates are counted for the purpose of determining the aggregate number of Warrants outstanding. A Warrant Certificate representing a number of Warrants which has been partially exercised will be deemed to be outstanding only to the extent of the unexercised portion of the Warrants.
1.6    Time
Time is of the essence hereof and of each Warrant Certificate.
1.7    Applicable Law
This Indenture and each Warrant Certificate are subject to and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.
1.8    Currency
All references to currency herein are to Canadian dollars unless otherwise indicated.
1.9    Conflicts
In the event of any conflict or inconsistency between the provisions of this Indenture and the Warrant Certificates, the provisions of this Indenture will govern.
1.10    Schedules
The attached Schedules “A” and “B” are incorporated into and form part of this Indenture.
2.ISSUE AND PURCHASE OF WARRANTS
2.1    Creation, Form and Terms of Warrants

(a)
The Company hereby creates and authorizes for issuance up to 4,142,097 Warrants to be issued to Carlisle Shareholders as at the Effective Time, each such Warrant entitling the Warrantholder to acquire one Warrant Share for an exercise price of $10.00, at any time until the Expiry Date.

(b)
The Company hereby creates, authorizes and reserves for issuance up to 462,954 Warrants to be issued from time to time to Carlisle Optionholders upon exercise by such Carlisle Optionholder of Carlisle Options held by him or her, each such Warrant entitling the Warrantholder to acquire one Warrant Share for an exercise price of $10.00, at any time until the Expiry Date.

(c)	The Company hereby creates, authorizes and reserves for issuance up to 927,630 Warrants to

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be issued from time to time to Carlisle Warrantholders upon exercise by such Carlisle Warrantholder of Carlisle Warrants held by him, her or it, each such Warrant entitling the Warrantholder to acquire one Warrant Share for an exercise price of $10.00, at any time until the Expiry Date.

(d)
Subject to the provisions hereof, the Warrants issued under this Indenture are limited in the aggregate to 5,532,681 Warrants, provided that the number of Warrant Shares to be issued upon exercise of the Warrants is subject to increase or decrease so as to give effect to the adjustments required by Article 4.

(e)
For the avoidance of doubt, no Warrants shall be issued to any person pursuant to Sections 2.1(b) or 2.1(c) if the date of exercise of such Carlisle Option or Carlisle Warrant, as the case may be, occurs subsequent to the Expiry Date, and the holder of Carlisle Options or Carlisle Warrants, as the case may be, shall have no rights to receive Warrants (or Common Shares underlying such Warrants) or any other form of consideration in exchange therefor.

(f)
No fractional Warrants shall be issued or otherwise provided for hereunder. The number of Warrants to be issued to any person pursuant to this Indenture shall be rounded to the nearest whole Warrant. For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Warrants to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of Warrants to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all Warrants registered in the name of, or beneficially held by, a holder of Warrants or its nominee, shall be aggregated.

2.2    Form of Warrants, Certificated Warrants
The Warrants may be issued in both certificated and uncertificated form. All Warrants issued in certificated form shall be evidenced by a Warrant Certificate (including all replacements issued in accordance with this Indenture), substantially in the form set out in Schedule “A” hereto, which shall be dated as of the date of issue, shall bear such distinguishing letters and numbers as the Company may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. All Warrants issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the register of Warrantholders to be maintained by the Warrant Agent.
2.3    Book-Entry Warrants

(a)
Re-registration of beneficial interests in and transfers of Warrants held by the Depository shall be made only through the book-entry registration system and no Warrant Certificates shall be issued in respect of such Warrants except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by the Depository, as determined by the Company, from time to time. Except as provided herein, owners of beneficial interests in any CDS Global Warrants shall not be entitled to have Warrants registered in their names and shall not receive or be entitled to receive Warrants in definitive form or to have their names appear in the register. Notwithstanding any terms set out herein, Warrants having any legend set forth in Section 2.4(g) herein and held in the name of the Depository may only be held in the form of Uncertificated Warrants with the prior consent of the Warrant Agent and in accordance with the Internal Procedures of the Warrant Agent.

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(b)
Notwithstanding any other provision in this Indenture, no CDS Global Warrants may be exchanged for Warrants registered, and no transfer of any CDS Global Warrants may be registered, in the name of any Person other than the Depository for such CDS Global Warrants or a nominee thereof unless:

(i)
the Depository notifies the Company that it is unwilling or unable to continue to act as depository in connection with the Book-Entry Warrants and the Company is unable to locate a qualified successor;

(ii)
the Company determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of the CDS Global Warrants and the Company is unable to locate a qualified successor;

(iii)	the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Company is unable to locate a qualified successor;

(iv)	the Company determines that the Warrants shall no longer be held as Book-Entry Warrants through the Depository;

(v)	the Warrant is to be Authenticated to or for the account or benefit of a person in the United States or a U.S. Person;

(vi)	such right is required by Applicable Law, as determined by the Company and the Company’s counsel; or

(vii)	such registration is effected in accordance with the internal procedures of the Depository and the Warrant Agent, following which, Warrants for those holders requesting the same shall be registered and issued to the beneficial owners of such Warrants or their nominees as directed by the holder. The Company shall provide an officer’s certificate giving notice to the Warrant Agent of the occurrence of any event outlined in this Section 2.3(b).

(c)
Every Warrant that is Authenticated upon registration or transfer of a CDS Global Warrant, or in exchange for or in lieu of a CDS Global Warrant or any portion thereof, shall be Authenticated in the form of, and shall be, a CDS Global Warrant, unless such Warrant is registered in the name of a person other than the Depository for such CDS Global Warrant or a nominee thereof.

(d)	Notwithstanding anything to the contrary in this Indenture, the CDS Global Warrant will be issued as an Uncertificated Warrant, unless otherwise requested in writing by the Depository or the Company.

(e)
The rights of beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book-entry registration system shall be limited to those established by applicable law and agreements between the Depository and the Book-Entry Participants and between such Book-Entry Participants and the beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book-entry registration system, and such rights must be exercised through a Book-Entry Participant in accordance with the rules and procedures of the Depository.

(f)	Notwithstanding anything herein to the contrary, neither the Company nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(i)
the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest

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of any person in any Warrant represented by an electronic position in the book-entry registration system (other than the Depository or its nominee);

(ii)	maintaining, supervising or reviewing any records of the Depository or any Book-Entry Participant relating to any such interest; or

(iii)
any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book-Entry Participant.

(g)
The Company may terminate the application of this Section 2.3 in its sole discretion in which case all Warrants shall be evidenced by Warrant Certificates registered in the name of a Person other than the Depository.

2.4    Warrant Certificate

(a)
Warrants shall be issued in certificated form to all persons, except that Warrants may be issued to the Depositary in uncertificated form. For Warrants issued in certificated form, the form of certificate representing Warrants shall be substantially as set out in Schedule “A” hereto or such other form as is authorized from time to time by the Warrant Agent. Each Warrant Certificate shall be Authenticated manually on behalf of the Warrant Agent. Each Warrant Certificate shall be signed by at least one duly authorized signatory of the Company; whose signature shall appear on the Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Company as if it had been signed manually. Any Warrant Certificate which has signatures as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Warrant Agent may determine.

(b)
The Warrant Agent shall Authenticate Uncertificated Warrants (whether upon original issuance, exchange, registration of transfer, partial payment, or otherwise) by completing its Internal Procedures and the Company shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Warrants under this Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Warrant has been duly issued hereunder and that the holder or holders are entitled to the benefits of this Indenture. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Indenture requires the Warrant Agent to maintain records or accounts. In case of differences between the register at any time and any other time the register at the later time shall be controlling, absent manifest error and such Uncertificated Warrants are binding on the Company.

(c)
No Warrant shall be considered issued and shall be valid or obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by the Warrant Agent. Authentication by the Warrant Agent, including by way of entry on the register, shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of such Warrant Certificates or Uncertificated Warrants (except the due Authentication thereof) or as to the performance by the Company of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration thereof. Authentication by the Warrant Agent shall be conclusive evidence as against the Company that the Warrants so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture.

(d)	No Warrant Certificate shall be considered issued and Authenticated or, if Authenticated, shall

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be obligatory or shall entitle the holder thereof to the benefits of this Indenture until it has been Authenticated by manual signature by or on behalf of the Warrant Agent. Such Authentication on any such Warrant Certificate shall be conclusive evidence that such Warrant Certificate is duly Authenticated and is a valid and binding obligation of the Company and that the holder is entitled to the benefits of this Indenture.

(e)
No Uncertificated Warrant shall be considered issued and shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture until it has been Authenticated by entry on the register of the particulars of the Uncertificated Warrant. Such entry on the register of the particulars of an Uncertificated Warrant shall be conclusive evidence that such Uncertificated Warrant is a valid and binding obligation of the Company and that the holder is entitled to the benefits of this Indenture.

(f)
Once a Warrant has been Authenticated, the information set forth in the register with respect thereto at the time of Authentication may be altered, modified, amended, supplemented or otherwise changed only to reflect exercise or proper instructions to the Warrant Agent from the holder as provided herein, except that the Warrant Agent may act unilaterally to make purely administrative changes internal to the Warrant Agent and changes to correct errors. Each person who becomes a holder of an Uncertificated Warrant, by his, her or its acquisition thereof shall be deemed to have irrevocably (i) consented to the foregoing authority of the Warrant Agent to make such minor error corrections and (ii) agreed to pay to the Warrant Agent, promptly upon written demand, the full amount of all loss and expense (including without limitation reasonable legal fees of the Company and the Warrant Agent plus interest, at an appropriate then prevailing rate of interest to the Warrant Agent), sustained by the Company or the Warrant Agent as a proximate result of such error if but only if and only to the extent that such present or former holder realized any benefit as a result of such error and could reasonably have prevented, forestalled or minimized such loss and expense by prompt reporting of the error or avoidance of accepting benefits thereof whether or not such error is or should have been timely detected and corrected by the Warrant Agent; provided, that no person who is a bona fide purchaser shall have any such obligation to the Company or to the Warrant Agent.

(g)
Each CDS Global Warrant originally issued in Canada and held by the Depository, and each CDS Global Warrant issued in exchange therefor or in substitution thereof shall bear or be deemed to bear the following legend or such variations thereof as the Company may prescribe from time to time:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO ALAMOS GOLD INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS, OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS, HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.”

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2.5    Transferability and Ownership of Warrants

(a)
The Company hereby appoints the Warrant Agent as registrar of the Warrants and shall cause the Warrant Agent to keep at its Toronto office set forth in Section 1.1 a register in which the Warrant Agent shall enter the names and addresses of the Warrantholders and other particulars, prescribed by law, of the Warrants held by them, together with a record of transfers in which particulars of all transfers of Warrants will be recorded. The Warrant Agent shall cause the register to be open at all reasonable times for inspection by the Company and any Warrantholder. Any Warrantholder exercising such right of inspection shall first provide an affidavit in form satisfactory to the Company and the Warrant Agent stating the name and address of the Warrantholder and agreeing not to use the information therein except in connection with an effort to call a meeting of Warrantholders or to influence the voting of Warrantholders at any meeting of Warrantholders.

(b)
The Warrant Certificates may only be transferred by the Warrantholder (or its legal representatives or its attorney duly appointed), in accordance with applicable laws and upon compliance with the terms and conditions set forth herein, on the register kept at the office of the Warrant Agent pursuant to Section 2.5(a) by surrendering the Warrant Certificate to be transferred to the Warrant Agent and delivering to the Warrant Agent’s Toronto office a duly executed Form of Transfer attached as Appendix 2 to the Warrant Certificate and complying with such other reasonable requirements as the Company and the Warrant Agent may prescribe and such transfer shall be duly noted on the register by the Warrant Agent. In the case of Uncertificated Warrants the Warrants may only be transferred, in accordance with the procedures of the Depository under the book-entry registration system.

(c)
Notwithstanding anything contained in this Indenture or in the Warrant Certificate, the Warrant Agent, relying solely on the Form of Transfer or such other reasonable requirements as the Company and the Warrant Agent may prescribe pursuant to Section 2.5(b) or this Section 2.5 shall not register any transfer of a Warrant unless the transfer is made in compliance with this Section 2.5.

(d)
The Company shall direct the Warrant Agent as to matters related to the applicable hold periods and applicable securities legislation. The Warrant Agent shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue, exercise or transfer of any Warrants or any Warrant Shares or other securities issuable upon the exercise of any Warrants. The Warrant Agent shall be entitled to process all proffered transfers and exercises of Warrants upon the presumption that such transfers or exercises are permissible pursuant to all applicable laws and regulatory requirements and the terms of this Indenture. The Warrant Agent may assume for the purposes of this Indenture that the address on the register of Warrantholders of any Warrantholder is the Warrantholder’s actual address and is also determinative of the Warrantholder’s residency and that the address of any transferee to whom any Warrants or any Warrant Shares are to be registered, as shown on the transfer document, is the transferee’s actual address and is also determinative of the transferee’s residency.

(e)	A person who furnishes evidence that he is, to the reasonable satisfaction of the Warrant Agent:

(i)	the executor, administrator, heir or legal representative of the heirs of the estate of a deceased Warrantholder;

(ii)	a guardian, committee, trustee, curator or tutor representing a Warrantholder who is an infant, an incompetent person or a missing person; or

(iii)	a liquidator, or a trustee in bankruptcy for, a Warrantholder,

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may, as hereinafter stated, by surrendering such evidence together with the Warrant Certificate in question to the Warrant Agent (by delivery or mail as set forth in Section 9.1 hereof), and subject to such reasonable requirements as the Warrant Agent may prescribe and all applicable securities legislation and requirements of regulatory authorities, become noted upon the register of Warrantholders. After receiving the surrendered Warrant Certificate and upon the person surrendering the Warrant Certificate meeting the requirements as hereinbefore set forth, the Warrant Agent shall forthwith give written notice thereof together with confirmation as to the identity of the person entitled to become the holder to the Company. Forthwith after receiving written notice from the Warrant Agent as aforesaid, the Company shall cause a new Warrant Certificate to be issued and sent to the new holder and the Warrant Agent shall alter the register of holders accordingly.

(f)
The Company and the Warrant Agent shall deem and treat the registered holder of any Warrant as the absolute legal and beneficial owner thereof for all purposes, free from all equities or rights of set off or counterclaim between the Company and any previous holder of such Warrant, save in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction, and neither the Company nor the Warrant Agent is affected by any notice to the contrary.

(g)
Subject to the provisions of this Indenture and applicable law, each Warrantholder is entitled to the rights and privileges attaching to the Warrants, and the issue of the Warrant Shares by the Company on exercise of Warrants by any Warrantholder in accordance with the terms and conditions herein contained discharges all responsibilities of the Company and the Warrant Agent with respect to such Warrants and neither the Company nor the Warrant Agent is bound to inquire into the title of any such registered holder.

(h)	A reasonable charge will be levied on a presenter of a Warrant Certificate pursuant to this Indenture for the transfer of any Warrant.

(i)
Notwithstanding any other provision of this Section 2.5, in connection with any transfer of Warrants, the transferor and transferee shall comply with all reasonable requirements of the Warrant Agent as the Warrant Agent may deem necessary to secure the obligations of the transferee of such Warrants with respect to such transfer.

2.6    Warrantholders Not Shareholders
A Warrantholder is not deemed or regarded as a shareholder of the Company, nor is such Warrantholder entitled to any right or interest except as is expressly provided in this Indenture and in the Warrant Certificates.
2.7    Loss, Mutilation, Destruction or Theft of Warrants
In case any of the Warrant Certificates issued and countersigned hereunder is mutilated or lost, destroyed or stolen, the Company, in its discretion, may issue and thereupon the Warrant Agent will countersign and deliver a new Warrant Certificate of like date and tenor in exchange for and in place of the one mutilated, lost, destroyed or stolen and upon surrender and cancellation of such mutilated Warrant Certificate or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate and the substituted Warrant Certificate entitles the holder thereof to the benefits hereof and ranks equally in accordance with its terms with all other Warrants issued hereunder.
The Warrantholder applying for the issue of a new Warrant Certificate pursuant to this Section 2.7 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as is satisfactory to the Company in

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their discretion. The Company and the Warrant Agent will also, as a condition precedent to issuing a new Warrant Certificate, require such applicant to furnish an indemnity and surety bond in amount and form satisfactory to the Company and Warrant Agent in their discretion, and the applicant shall pay the reasonable charges of the Company and the Warrant Agent in connection therewith.
2.8    Exchange of Warrants
A Warrantholder may at any time prior to the Expiry Time, by written instruction delivered to the Warrant Agent at the office of the Warrant Agent set forth in Section 1.1, exchange his or her Warrant Certificates for Warrant Certificates evidencing Warrants in other denominations entitling the Warrantholder to acquire in the aggregate the same number of Warrant Shares to which it was entitled to acquire under the Warrant Certificates so surrendered, in which case the Warrant Agent may make a charge sufficient to reimburse it for any government fees or charges required to be paid and such reasonable fees as the Warrant Agent may determine for every Warrant Certificate issued upon exchange. The Warrantholder surrendering such Warrant Certificate shall bear such fee and charge. Payment of the charges is a condition precedent to the exchange of the Warrant Certificate. The Company shall sign and the Warrant Agent shall countersign all Warrant Certificates necessary to carry out exchanges as aforesaid.
2.9    Ranking
All Warrants will have the same attributes and rank pari passu regardless of the date of actual issue.
2.10    Purchase of Warrants for Cancellation
Subject to applicable law, the Company may, at any time or from time to time, purchase all or any of the Warrants in the market, by private contract or otherwise, on such terms as the Company may determine. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the directors, such Warrants are then obtainable plus reasonable costs of purchase. The Warrant Certificates representing the Warrants purchased hereunder by the Company shall immediately following purchase, be delivered to and cancelled by the Warrant Agent and no Warrants shall be issued in substitution therefor.
3.COVENANTS OF THE COMPANY
So long as any Warrants remain outstanding, the Company represents, warrants, covenants and agrees with the Warrant Agent for the benefit of the Warrant Agent and Warrantholders as follows:
3.1    To Issue Warrants and Reserve Common Shares
That it is duly authorized to create and issue the Warrants and that the Warrants, when issued and countersigned by the Warrant Agent, will be valid and enforceable against the Company in accordance with their terms and the terms of this Indenture and that, subject to the provisions of this Indenture, the Company shall for so long as any Warrants remain outstanding: (i) cause the Warrant Shares acquired pursuant to the exercise of Warrants and the certificates representing such securities to be duly issued and delivered in accordance with the terms of the Warrants and this Indenture without payment of additional consideration (other than, for greater certainty, the Purchase Price therefor) or further action by the Warrantholders; (ii) reserve and allot out of its authorized capital a number of Common Shares sufficient to enable the Company to meet its obligations to issue the Warrant Shares in respect of the exercise of all Warrants outstanding from time to time; (iii) ensure that all Warrant Shares acquired pursuant to the exercise of the Warrants shall be issued as fully paid and non-assessable and free and clear of all encumbrances arising through or under the Company; and (iv) ensure that all Warrant Shares issued upon exercise of the Warrants shall be duly and validly created, authorized and issued in accordance with the terms hereby.

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3.2    To Execute Further Assurances
That it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as may reasonably be required for the better accomplishing and effecting of the intentions and provisions of this Indenture.
3.3    To Carry On Business
That, subject to the express provisions hereof, it shall carry on and conduct, and shall cause to be carried on and conducted, its business in the same manner as heretofore carried on and conducted and in accordance with industry standards and good business practice, provided, however, that the Company or any Subsidiary of the Company may cease to operate or may dispose of any business, premises, property, assets or operation if in the opinion of the directors or officers of the Company or any Subsidiary of the Company, as the case may be, it would be advisable and in the best interests of the Company or any Subsidiary of the Company, as the case may be, to do so, and subject to the express provisions hereof, it shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, provided, however, that (subject to Article 4 hereof) nothing herein contained shall prevent any corporate reorganization, amalgamation, consolidation, merger, sale, or take-over bid or other business combination from being completed by the Company in accordance with applicable corporate and securities laws if, in the opinion of the directors or officers of the Company or any Subsidiary of the Company, as the case may be, it is advisable and in the best interests of the Company or of such Subsidiary of the Company to do so.
3.4    Reporting Issuer
That the Company is presently a reporting issuer in each of the provinces and territories of Canada and will use its best efforts to maintain its status in such jurisdictions following the date hereof, and will make all requisite filings under applicable Canadian securities legislation and stock exchange rules to report the exercise of the right to acquire Warrant Shares pursuant to the exercise of the Warrants.
3.5    No Breach of Constating Documents
That the issue and sale of the Warrants and the issue of any Warrant Shares do not or will not conflict with any of the terms, conditions or provisions of the constating documents of the Company or the articles or resolutions of the Company or any trust indenture, loan agreement or any other agreement or instrument to which the Company or any Subsidiary of the Company is contractually bound as of the date of this Indenture.
3.6    Securities Qualification Requirements
That if any instrument is required to be filed with or any permission, order or ruling is required to be obtained from the Commissions or any other step is required under any federal or provincial law of the Designated Provinces before any securities or property which a Warrantholder is entitled to receive pursuant to the exercise of a Warrant may properly and legally be delivered upon the due exercise of a Warrant the Company covenants that it shall use its commercially reasonable best efforts to make such filing, obtain such permission, order or ruling and take all such action, at its expense, as is required or appropriate in the circumstances.
3.7    Maintain Listing
That the Company will use its best efforts to obtain and maintain the listing of the Warrants on the TSX and to maintain the listing of the Common Shares which are outstanding on the TSX and the New York Stock Exchange and ensure that the Warrant Shares will be accepted for trading on such exchanges simultaneously with or as soon as practicable following their issue.

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3.8    Satisfy Covenants
That the Company will comply with all covenants and satisfy all terms and conditions on its part to be performed and satisfied under this Indenture and advise the Warrant Agent promptly in writing of any default under the terms of this Indenture.
3.9    Performance of Covenants by Warrant Agent
If the Company shall fail to perform any of its covenants contained in this Indenture and the Company has not rectified such failure within ten (10) Business Days after receiving notice of such failure by the Warrant Agent, the Warrant Agent may notify the Warrantholders of such failure on the part of the Company or may itself perform any of the covenants capable of being performed by it but shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. No such performance, expenditure or advance by the Warrant Agent shall relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.
3.10    Warrant Agent’s Remuneration and Expenses
The Company will pay the Warrant Agent from time to time such reasonable remuneration for its services hereunder as may be agreed upon between the Company and the Warrant Agent and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses and disbursements and advances properly incurred or made by the Warrant Agent in the administration or execution of the trusts hereby created (including the reasonable compensation and disbursements of its counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise from the gross negligence, wilful misconduct or fraud of the Warrant Agent. In respect of any amount owing hereunder and remaining unpaid after 30 days from the invoice date, the Warrant Agent has the right to require that such amount owing will bear interest at the then current rate charged by the Warrant Agent against unpaid invoices and, if so required by the Warrant Agent, shall be payable upon demand. This Section 3.10 shall survive the resignation or removal of the Warrant Agent and/or the termination of this Indenture.
3.11    Trust for Warrantholder’s Benefit
The covenants of the Company to the Warrant Agent provided for in this Indenture shall be held in trust by the Warrant Agent for the benefit of the Warrantholders.
3.12    Notice to Warrantholders of Certain Events
The Company covenants with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that, so long as any of the Warrants are outstanding, the Company will not:

(a)
pay any dividend payable in shares of any class to the holders of its Common Shares or make any other distribution (other than a cash distribution made as a dividend out of retained earnings or contributed surplus legally available for the payment of dividends) to the holders of its Common Shares;

(b)	offer to the holders of its Common Shares rights to subscribe for or to purchase any Common Shares or shares of any class or any other securities, rights, warrants or options;

(c)	make any repayment of capital on, or distribution of evidences of indebtedness on, any of its assets (excluding cash dividends) to the holders of Common Shares;

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(d)	amalgamate, consolidate or merge with any other person or sell or lease the whole or substantially the whole of its assets or undertaking;

(e)	effect any subdivision, consolidation or reclassification of its Common Shares; or

(f)	liquidate, dissolve or wind-up,
unless, in each such case, the Company will have given notice, in the manner specified in Section 9.2, to each Warrantholder, of the action proposed to be taken and the date on which (a) the books of the Company will close or a record will be taken for such dividend, repayment, distribution, subscription rights or other rights, warrants or securities, or (b) such subdivision, consolidation, reclassification, amalgamation, merger, sale or lease, dissolution, liquidation or winding‑up will take place, as the case may be, provided that the Company will only be required to specify in the notice those particulars of the action as will have been fixed and determined at the date on which the notice is given. The notice will also specify the date as of which the holders of Common Shares of record will participate in the dividend, repayment, distribution, subscription of rights or other rights, warrants or securities, or will be entitled to exchange their Common Shares for securities or other property deliverable upon such reclassification, amalgamation, merger, sale or lease, other disposition, dissolution, liquidation or winding-up, as the case may be. The notice will be given, with respect to the actions described in Sections (a), (b), (c), (d), (e) and (f) above not less than 10 days prior to the record date or the date on which the Company’s transfer books are to be closed with respect thereto.
3.13    Closure of Share Transfer Books
The Company further covenants and agrees that it will not, during the period of any notice given under Section 9, close its share transfer books or take any other corporate action which might deprive the Warrantholders of the opportunity of exercising their Warrants; provided that nothing contained in this Section 3.13 will be deemed to affect the right of the Company to do or take part in any of the things referred to in Section 3.12 or to pay cash dividends on the shares of any class or series in its capital from time to time outstanding.

4.	ADJUSTMENT OF NUMBER OF WARRANT SHARES
4.1Adjustment of Number of Warrant Shares
The rights to acquire Warrant Shares in effect at any date attaching to the Warrants are subject to adjustment from time to time as follows:

(a)	if and whenever at any time from the date hereof and prior to the Expiry Time, the Company:

(i)	subdivides, re-divides or changes its outstanding Common Shares into a greater number of shares;

(ii)	consolidates, reduces or combines its outstanding Common Shares into a smaller number of shares; or

(iii)
issues Common Shares or securities exchangeable for or convertible to Common Shares (“convertible securities”) to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend (other than the issue of Common Shares or convertible securities to such holders as Dividends paid in the Ordinary Course);

(any of the above being a “Common Share Reorganization”),
the number of Warrant Shares issuable upon the exercise of each Warrant is adjusted immediately after the effective date of the Common Share Reorganization or on the record date for the issue of Common Shares or convertible securities by way of stock dividend, by

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multiplying the number of Warrant Shares previously obtainable on the exercise of a Warrant by the fraction of which:

(A)
the numerator is the total number of Common Shares outstanding immediately after the effective or record date of the Common Share Reorganization, or, in the case of the issuance of exchangeable or convertible securities, the total number of Common Shares outstanding immediately after the effective or record date of the Common Share Reorganization plus the total number of Common Shares issuable upon conversion or exchange of such convertible securities; and

(B)	the denominator is the total number of Common Shares outstanding immediately prior to the applicable effective or record date of such Common Share Reorganization;
and the Company and Warrant Agent, upon receipt of notice pursuant to Section 4.3, shall make such adjustment successively whenever any event referred to in this Section 4.1(a) occurs and any such issue of Common Shares or convertible securities by way of a stock dividend is deemed to have occurred on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under this Section 4.1(a). To the extent that any convertible securities are not converted into or exchanged for Common Shares, prior to the expiration thereof, the number of Warrant Shares obtainable under each Warrant shall be readjusted to the number of Warrant Shares that is then obtainable based upon the number of Common Shares actually issued on conversion or exchange of such convertible securities;

(b)
if and whenever at any time from the date hereof and prior to the Expiry Time the Company shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (“Rights Period”), to subscribe for or acquire Common Shares at a price per share to the holder of less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a “Rights Offering”), then the number of Warrant Shares obtainable upon the exercise of each Warrant shall be adjusted effective immediately after the end of the Rights Period to a number determined by multiplying the number of Warrant Shares obtainable upon the exercise thereof immediately prior to the end of the Rights Period by a fraction:

(i)
the numerator of which shall be the number of Common Shares outstanding after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering; and

(ii)	the denominator of which shall be the aggregate of:

(A)	the number of Common Shares outstanding as of the record date for the Rights Offering, and

(B)
a number determined by dividing (1) the product of the number of Common Shares issued or subscribed for during the Rights Period upon the exercise of the rights, warrants or options under the Rights Offering and the price at which such Common Shares are offered by (2) the Current Market Price of the Common Shares as of the record date for the Rights Offering;

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(c)	if and whenever at any time from the date hereof and prior to the Expiry Time the Company shall issue or distribute to all or to substantially all of the holders of the Common Shares:

(i)
securities of the Company including rights, options or warrants to acquire shares of any class or securities convertible into or exchangeable for any such shares or property or assets and including evidence of its indebtedness; or

(ii)	any property (including cash) or other assets,
and if such issuance or distribution does not constitute Dividends paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a “Special Distribution”), the number of Warrant Shares obtainable upon the exercise of each Warrant shall be adjusted effective immediately after the record date at which the holders of affected Common Shares are determined for purposes of the Special Distribution to a number determined by multiplying the number of Warrant Shares obtainable upon the exercise thereof in effect on such record date by a fraction:

(iii)	the numerator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date; and

(iv)	the denominator of which shall be:

(A)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less

(B)
the fair market value on such record date, as determined by action by the directors (whose determination shall be conclusive), to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution;

(d)
if and whenever at any time from the date hereof and prior to the Expiry Time, there is a reclassification of the Common Shares or a change in the Common Shares into other shares or securities, or a capital reorganization of the Company other than as described in Section 4.1(a) or the triggering of a shareholders’ rights plan or a consolidation, amalgamation, arrangement or merger of the Company with or into any other body corporate, trust, partnership or other entity, or a transfer, sale or conveyance of the property and assets of the Company as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, any of such events being referred to as a “Capital Reorganization”, every Warrantholder who has not exercised its right of acquisition, as at the effective date of such Capital Reorganization is entitled to receive upon exercise in accordance with the terms and conditions hereof and shall accept, in lieu of the number of Warrant Shares obtainable under the Warrants to which it was previously entitled, the kind and number of Warrant Shares or other securities or property of the Company that the Warrantholder would have been entitled to receive on such Capital Reorganization, if, on the record date or the effective date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Warrant Shares obtainable upon the exercise of Warrants then held, subject to adjustment thereafter in accordance with provisions of the same, as nearly as may be possible, as those contained in this Section 4.1. The Company shall not carry into effect any action requiring an adjustment pursuant to this Section 4.1(d) unless all necessary steps have been taken so that the Warrantholders are thereafter entitled to receive such kind and number of Warrant Shares, other securities or property. The Company will not enter into a Capital Reorganization unless its successor, or the purchasing body corporate, partnership, trust or other entity, as the case may be, prior to or contemporaneously with any such Capital Reorganization, enters into an indenture which provides, to the extent

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possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Warrantholders to the end that the provisions set forth in this Indenture are correspondingly made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Warrantholder is entitled on the exercise of his or her acquisition rights thereafter. An indenture entered into by the Company pursuant to the provisions of this Section 4.1(d) is deemed a supplemental indenture entered into pursuant to the provisions of Article 7. An indenture entered into between the Company, any successor to the Company or any purchasing body corporate, partnership, trust or other entity and the Warrant Agent must provide for adjustments which are as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which apply to successive Capital Reorganizations;

(e)
Any adjustment as set forth in Sections 4.1(a), (b) or (c) will result in a corresponding adjustment to the Purchase Price which shall be calculated by multiplying the Purchase Price by a fraction: (a) the numerator of which shall be the Exchange Basis prior to the adjustment, and (b) the denominator of which shall be the Exchange Basis after the adjustment;

(f)
where this Section 4.1 requires that an adjustment become effective immediately after a record date or effective date, as the case may be, for an event referred to herein, the Company may defer, until the occurrence of that event, issuing to the Warrantholder exercising his or her acquisition rights after the record date or effective date, as the case may be, and before the occurrence of that event the adjusted number of Warrant Shares, other securities or property issuable upon the exercise of the Warrants by reason of the adjustment required by that event. If the Company relies on this Section 4.1(f) to defer issuing an adjusted number of Warrant Shares, other securities or property to a Warrantholder, the Warrantholder has the right to receive any distributions made on the adjusted number of Warrant Shares, other securities or property declared in favour of holders of record on and after the date of exercise or such later date as the Warrantholder would, but for the provisions of this Section 4.1(f), have become the holder of record of the adjusted number of Warrant Shares, other securities or property;

(g)
the adjustments provided for in this Section 4.1 are cumulative. After any adjustment pursuant to this Section 4.1, the term “Warrant Shares” where used in this Indenture is interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, the Warrantholder is entitled to receive upon the exercise of his or her Warrant, and the number of Warrant Shares obtainable in any exercise made pursuant to a Warrant is interpreted to mean the number of Warrant Shares or other property or securities a Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of a Warrant;

(h)
in the event of a question arising with respect to the adjustments provided for in this Section 4.1, that question shall be conclusively determined by the Company’s auditors who shall have access to all necessary records of the Company, and a determination by the Company’s auditors is binding upon the Company, the Warrant Agent, all Warrantholders and all other persons interested therein; and

(i)
no adjustment in the number of Warrant Shares obtainable upon exercise of Warrants shall be made in respect of any event described in this Section 4.1, other than the events referred in clauses (i) and (ii) of Section (c) thereof, if the Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if the Warrantholders had exercised their Warrants prior to or on the effective date or record date of such event and subject to TSX approval.

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4.2Proceedings Prior to any Action Requiring Adjustment
As a condition precedent to the taking of any action which requires an adjustment in any of the acquisition rights pursuant to the Warrants, including the number of Warrant Shares obtainable upon the exercise thereof, the Company shall take any corporate action which may in its opinion be necessary in order that the Company or any successor to the Company has unissued and reserved Common Shares in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Warrant Shares and may validly and legally deliver all other securities or property which the Warrantholders are entitled to receive on the full exercise of the Warrants in accordance with the provisions hereof.
4.3Certificate of Adjustment
The Company shall from time to time immediately after the occurrence of any event which requires an adjustment as provided in Section 4.1, deliver a notice to the Warrantholders and the Warrant Agent specifying the nature of the event requiring the adjustment, the amount of the adjustment necessitated thereby, and setting forth in reasonable detail the method of calculation and the facts upon which the calculation is based. The Warrant Agent shall rely, and shall be protected in so doing, upon the certificate of the Company or of the Company’s Auditor and any other document filed by the Company pursuant to this Article 4 for all purposes.
4.4No Action After Notice
The Company covenants with the Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the holder of a Warrant of the opportunity of exercising the Warrants during the period of 14 days after giving of the notice set forth in Sections 4.3 and 4.6 hereof.
4.5Protection of Warrant Agent
The Warrant Agent:

(a)
is not at any time under any duty or responsibility to a Warrantholder to determine whether any facts exist which require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)
is not accountable with respect to the validity or value (or the kind or amount) of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(c)
is not responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver certificates for the Warrant Shares upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4;

(d)
shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants herein contained or of any acts of the agents or servants of the Company;

(e)
notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, shall not be liable under any circumstances whatsoever for any special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages; and

(f)	notwithstanding any other provision of this Indenture, shall be limited to liability in respect of direct damages, in the aggregate to the amount of retainer fees paid by the Company to the

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Warrant Agent under this Agreement in the thirty-six (36) months immediately prior to the Warrant Agent receiving the first notice of the claim.
4.6Notice of Special Matters
The Company covenants with the Warrant Agent that, so long as any Warrants remain outstanding, it will give 14 days’ prior written notice in the manner provided for in Article 9 to the Warrant Agent, each Warrantholder of any event which requires an adjustment to the subscription rights attaching to any of the Warrants pursuant to this Article 4. The Company covenants and agrees that such notice shall contain the particulars of such event in reasonable detail and, if determinable, the required adjustment in the manner provided for in Article 9. The Company further covenants and agrees that it shall promptly, as soon as the adjustment calculations are reasonably determinable, file a certificate of the Company with the Warrant Agent showing how such adjustment shall be computed.

5.	EXERCISE AND CANCELLATION OF WARRANTS
5.1.Exercise of Warrants

(a)
Warrantholders who wish to exercise the Warrants, in the case of Warrant Certificates, held by them in order to acquire Warrant Shares must duly complete and execute exercise form(s) in the form attached as Appendix 1 to the Warrant Certificate(s) (the “Exercise Form”), in accordance with the instructions attached as Appendix 3 to the Warrant Certificate, which form may be amended by the Company with the consent of the Warrant Agent, if such amendment does not, in the reasonable opinion of the Company and the Warrant Agent, which may be based on the advice of counsel, materially and adversely affect the rights, entitlements and interests of the Warrantholders, and deliver such certificate(s), the executed Exercise Form and a certified cheque, bank draft or money order or wire transfer or similar transfer of funds payable to or to the order of the Company for the aggregate Purchase Price to the Warrant Agent. The Warrants represented by a Warrant Certificate shall be deemed to be surrendered upon personal delivery of such certificate, Exercise Form and aggregate Purchase Price or, if such documents are sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office referred to above.

(b)
Exercise is subject to compliance with and may be restricted by the securities laws of the Designated Provinces and the United States and applicable states thereof and is further subject to the Warrantholders providing such assurances and executing such documents as may, in the reasonable opinion of the Company or the Warrant Agent, be required to ensure compliance with applicable securities legislation. If, at the time of the voluntary exercise of the Warrants pursuant to this Section 5.1, there remain restrictions on resale under applicable securities legislation on the Warrant Shares so acquired, the Company may, if required on the advice of counsel, endorse the certificates representing the Warrant Shares with respect to those restrictions.

(c)
A beneficial holder of Uncertificated Warrants evidenced by a security entitlement in respect of Warrants in the book-entry registration system who desires to exercise his or her Warrants must do so by causing a Book-Entry Participant to deliver to the Depository, on behalf of the entitlement holder, notice of the owner’s intention to exercise Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, as well as payment for the aggregate Purchase Price, the Depository shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants (a “Confirmation”) in a manner acceptable to the Warrant Agent, including by electronic means through the book-entry registration system, including CDSX. An electronic exercise of the Warrants initiated by the Book-Entry Participant through

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a book based registration system, including CDSX, shall constitute a representation to both the Company and the Warrant Agent that the beneficial owner at the time of exercise of such Warrants (a) is not in the United States; (b) is not a U.S. Person and is not exercising such Warrants for the account or benefit of a U.S. Person or a person in the United States; and (c) did not execute or deliver the notice of the owner’s intention to exercise such Warrants in the United States. If the Book-Entry Participant is not able to make or deliver the foregoing representation by initiating the electronic exercise of the Warrants, then such Warrants shall be withdrawn from the a book based registration system, including CDSX, by the Book-Entry Participant and an individually registered Warrant Certificate shall be issued by the Warrant Agent to such beneficial owner or Book-Entry Participant and the exercise procedures set forth in Sections 5.1(a) and 5.1(b) shall be followed.

(d)
Payment representing the aggregate Purchase Price must be provided to the appropriate office of the Book-Entry Participant in a manner acceptable to it. A notice in form acceptable to the Book-Entry Participant and payment from such beneficial holder should be provided to the Book-Entry Participant sufficiently in advance so as to permit the Book-Entry Participant to deliver notice and payment to the Depository and for the Depository in turn to deliver notice and payment to the Warrant Agent prior to the Expiry Time. The Depository will initiate the exercise by way of the Confirmation and forward the aggregate Purchase Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by issuing to the Depository through the book-entry registration system the Warrant Shares to which the exercising Warrantholder is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Warrants and/or the Book-Entry Participant exercising the Warrants on its behalf.

(e)
By causing a Book-Entry Participant to deliver notice to the Depository, a Warrantholder shall be deemed to have irrevocably surrendered his or her Warrants so exercised and appointed such Book-Entry Participant to act as his or her exclusive settlement agent with respect to the exercise and the receipt of Warrant Shares in connection with the obligations arising from such exercise.

(f)
Any notice which the Depository determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a Book-Entry Participant to exercise or to give effect to the settlement thereof in accordance with the Warrantholder’s instructions will not give rise to any obligations or liability on the part of the Company or the Warrant Agent to the Book-Entry Participant or the Warrantholder.

(g)
Any exercise form or Exercise Form referred to in this Section 5.1 shall be signed by the registered Warrantholder, or its executors or administrators or other legal representatives or an attorney of the Warrantholder, duly appointed by an instrument in writing satisfactory to the Warrant Agent but such exercise form need not be executed by the Depository.

(h)
Any exercise referred to in this Section 5.1 shall require that the entire Purchase Price for Warrant Shares subscribed must be paid at the time of subscription and such Purchase Price and original Exercise Form executed by the registered Warrantholder or the Confirmation from the Depository must be received by the Warrant Agent prior to the Expiry Time.

(i)	Warrants may only be exercised pursuant to this Section 5.1 by or on behalf of a Warrantholder, as applicable, who makes the certifications set forth on the Exercise Form.

(j)	If the form of Exercise Form set forth in the Warrant Certificate shall have been amended, the Company shall cause the amended Exercise Form to be forwarded to all Warrantholders.

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(k)
Exercise Forms and Confirmations must be delivered to the Warrant Agent at any time during the Warrant Agent’s actual business hours on any Business Day prior to the Expiry Time. Any Exercise Form or Confirmation received by the Warrant Agent after business hours on any Business Day other than the Expiry Date will be deemed to have been received by the Warrant Agent on the next following Business Day.

(l)
Any Warrant with respect to which a Confirmation is not received by the Warrant Agent before the Expiry Time shall be deemed to have expired and become void and all rights with respect to such Warrants shall terminate and be cancelled.

(m)
Within five Business Days after the date of due exercise of a Warrant, the Warrant Agent shall cause to be delivered or mailed to the person or persons in whose name or names the Warrant is registered or, if so specified in writing by the holder, cause to be delivered to such person or persons a certificate or certificates for the appropriate number of Warrant Shares subscribed for, or any other appropriate evidence of the issuance of Warrant Shares to such person or persons in respect of Warrant Shares issued under the book-entry registration system.

5.2.Effect of Exercise of Warrants
Upon the exercise of the Warrants, each Warrantholder is, within three Business Days of such exercise, deemed to have become the holder or holders of record of the Warrant Shares in respect of which such Warrantholder’s Warrants are exercised or are deemed to have been exercised, unless the transfer registers of the Company shall be closed by law on such date, in which case the Warrant Shares acquired shall be deemed to have been issued and such person or persons deemed to have become the holder or holders of record of such Warrant Shares on the date on which such transfer registers are next reopened.
5.3.Partial Exercise
Any Warrantholder may acquire a number of Warrant Shares less than the number of Warrant Shares which the holder is entitled to acquire pursuant to the surrendered Warrant Certificate(s). In the event of any exercise of a number of Warrants less than the number which the holder is entitled to exercise pursuant to the surrendered Warrant Certificates, the Warrantholder upon such exercise shall, in addition to the number of Warrant Shares acquired pursuant to the Warrants exercised, be entitled to receive a new Warrant Certificate(s) in respect of the balance of the Warrants represented by the surrendered Warrant Certificate(s) and which were not then exercised.
5.4.Warrants Void After Exercise Time
After the exercise of a Warrant as provided in this Article 5, the holder of a Warrant Certificate representing the Warrant so exercised no longer has any rights either under this Indenture or the Warrant Certificate, other than the right to receive certificates representing the Warrant Shares, and the Warrant is void and of no value or effect.
5.5.Fractions of Warrant Shares

(a)
Where a Warrantholder is entitled to receive, as a result of the adjustments provided for in Section 4.1 or otherwise, on the exercise or partial exercise of its Warrants a fraction of a Warrant Share, such right may only be exercised in respect of such fraction in combination with another Warrant or other Warrants which in the aggregate entitle the Warrantholder to receive a whole number of Warrant Shares; and

(b)	If a Warrantholder is not able to, or elects not to, combine Warrants so as to be entitled to acquire a whole number of Warrant Shares, the Warrantholder may not exercise the right to acquire a

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fractional Warrant Share, and, as a result, has the right to acquire only that number of Warrant Shares equal to the next lowest whole number of Warrant Shares and no cash will be paid in lieu of any fractional Warrant Shares.
5.6.Accounting and Recording
The Warrant Agent shall promptly notify the Company with respect to Warrants exercised. The Warrant Agent shall record the particulars of the Warrants exercised which include the name or names and addresses of the persons who become holders of Warrant Shares on exercise pursuant to this Article 5 and the number of Warrant Shares issued. Within three Business Days of the exercise of each Warrant pursuant to Section 5.1, the Warrant Agent shall provide those particulars in writing to the Company.
5.7.Securities Restrictions

(a)
The Warrants may not be exercised within the United States or by or for the account or benefit of a U.S. person or a person in the United States, and the Warrant Shares issuable upon exercise of such Warrants may not be delivered within the United States, unless such Warrant Shares are registered under the 1933 Act and the securities laws of any state in which the holder is resident, or unless an exemption from such registration requirements is available. The Warrant Shares have not been, and will not be, registered under the 1933 Act or applicable securities laws of any state of the United States. In the event that the Warrants are exercised pursuant to Section 5.1 and in accordance with applicable securities laws of the United States, each certificate representing Warrant Shares issued in exchange for Warrants upon exercise to, or for the account or benefit of, a U.S. Person or a person in the United States shall bear the following legend (the “U.S. Legend”) until such time as the U.S. Legend is no longer required under applicable requirements of the 1933 Act or applicable state securities laws:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF ALAMOS GOLD INC. (THE “COMPANY”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED TO THE COMPANY’S TRANSFER AGENT.
THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES. A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM THE COMPANY’S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY’S TRANSFER AGENT AND THE COMPANY AND, IF SO REQUIRED BY THE COMPANY’S

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TRANSFER AGENT, AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”,
provided that if the Company is a “foreign issuer” as defined in Regulation S under the 1933 Act at the time the Warrant Shares are being sold, and such Warrants are being exercised or Warrant Shares are being sold outside of the United States in compliance with the requirements of Rule 904 of Regulation S, the U.S. Legend may be removed by providing a declaration to the Warrant Agent for the Warrants or transfer agent for the Common Shares (the “Transfer Agent”), as the case may be, as the Company may reasonably prescribe from time to time and, if requested by the Company, the Warrant Agent or the Transfer Agent, an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company, the Warrant Agent and the Transfer Agent, as applicable, to the effect that such exercise or sale is being made in compliance with Rule 904 of Regulation S under the 1933 Act; and provided, further, that, if any such Warrants are being exercised or Warrant Shares are being sold otherwise than in accordance with Rule 904 of Regulation S under the 1933 Act and other than to the Company, the legend may be removed by delivery to the Warrant Agent or Transfer Agent, as applicable, and the Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Company and the Transfer Agent, that such legend is no longer required under applicable requirements of the 1933 Act or any applicable state securities laws.

6.	MEETINGS OF WARRANTHOLDERS
6.1.Definitions
In this Article 6 or otherwise in this Indenture:

(a)	“Adjourned Meeting” means a meeting adjourned in accordance with Section 6.8;

(b)
“Extraordinary Resolution” means a resolution proposed to be passed as an extraordinary resolution at a Meeting duly convened for that purpose and held in accordance with the provisions of this Article 6, and carried by not less than 2/3 of the votes cast on such resolution; and

(c)	“Meeting” means a meeting of the Warrantholders in respect of any resolution including an Extraordinary Resolution.
6.2.Convening Meetings
The Warrant Agent or the Company may convene a Meeting at any time at the expense of the Company. Upon receipt of a written requisition signed in one or more counterparts by Warrantholders holding not less than 25% of the aggregate number of the then outstanding Warrants, the Warrant Agent or the Company shall convene a Meeting, provided that in the case of the Warrant Agent, it has been indemnified and funded to its reasonable satisfaction by the Company or the Warrantholders for the costs of convening and holding a Meeting. If the Warrant Agent or the Company fails to convene the Meeting within 15 Business Days after being duly requisitioned to do so and indemnified and funded as aforesaid, the Warrantholders holding not less than 25% of the aggregate number of the then outstanding Warrants may themselves convene a Meeting, the notice for which must be signed by a person that those Warrantholders specify, provided that the Warrant Agent and Company receive notice of the Meeting in accordance with Section 6.4. A written requisition must state, generally, the reason for the Meeting and business to be transacted at the Meeting.

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6.3.Place of Meeting
Every Meeting must be held in Toronto, Ontario or at such other place that the Warrant Agent and Company approve.
6.4.Notice
The Warrant Agent or the Company, as the case may be, shall give written notice of each Meeting to each Warrantholder, the Warrant Agent (unless the Meeting has been called by the Warrant Agent) and the Company (unless the Meeting has been called by the Company) in the manner specified in Article 9 at least 15 days before the date of the Meeting. The Warrant Agent shall give written notice of each Adjourned Meeting to each Warrantholder in the manner specified in Article 9 at least 7 days before the date of the Adjourned Meeting. The notice for a Meeting must state the time and place of the Meeting and, generally, the reason for the Meeting and the business to be transacted at the Meeting, together with such additional information as may be required to sufficiently inform the Warrantholders regarding the business to be transacted at the Meeting. The notice for an Adjourned Meeting must state the time and place of the Adjourned Meeting but need not specify the business to be transacted at an Adjourned Meeting. The accidental omission by the Warrant Agent or the Company, as the case may be, to give notice of a Meeting or an Adjourned Meeting to a Warrantholder does not invalidate a resolution passed at a Meeting or Adjourned Meeting.
6.5.Persons Entitled to Attend
The Company may and the Warrant Agent shall, each by its authorized representatives, attend every Meeting and Adjourned Meeting but neither the Company nor the Warrant Agent has the right to vote. The legal advisors of the Company, the Warrant Agent, and any Warrantholders, respectively, may also attend a Meeting or Adjourned Meeting but do not have the right to vote, unless they have the right to vote as a Warrantholder.
6.6.Quorum
Subject to the provisions of Sections 6.9 and 6.18, a quorum for a Meeting shall consist of two or more persons present in person and owning or representing by proxy, not less than 25% of the aggregate number of the then outstanding Warrants.
6.7.Chairman
The Warrant Agent shall nominate a natural person as the chairman of a Meeting or Adjourned Meeting. If the person so nominated is not present within 15 minutes after the time set for holding the Meeting or Adjourned Meeting, the Warrantholders and proxies for Warrantholders present shall choose one of their number to be chairman. The chairman may vote any Warrants for which he or she is the registered holder.
6.8.Power to Adjourn
The chairman of any Meeting at which a quorum of the Warrantholders is present may, with the consent of the Meeting, adjourn any such meeting. Notice of such adjournment will be given in accordance with Section 6.4 with such other requirements, if any, as the Meeting may prescribe.
6.9.Adjourned Meeting
If a quorum of the Warrantholders is not present within 30 minutes after the time fixed for holding a Meeting, the Meeting stands adjourned to a date not less than 10 calendar days and not more than 30 calendar days later, at a place determined in accordance with Section 6.3, and at a time specified by the chairman. The

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Warrant Agent shall promptly and in accordance with Section 6.4 send a notice of the Adjourned Meeting to each Warrantholder and the Company. At an Adjourned Meeting, two or more Warrantholders or persons representing Warrantholders by proxy constitutes a quorum for the transaction of business for which the Meeting was convened, notwithstanding that they may hold or represent by proxy less than 25% of the aggregate number of the then outstanding Warrants.
6.10.Show of Hands
Subject to a poll and except as otherwise required herein, every question submitted to a Meeting or Adjourned Meeting, except an Extraordinary Resolution, shall be decided, in the first instance, by the majority of votes in a show of hands. If the vote is tied, the chairman does not have a casting vote and the motion will not be carried. On a show of hands, each Warrantholder present in person or represented by proxy and entitled to vote is entitled to one vote.
6.11.Poll
When requested by a Warrantholder acting in person or by proxy representing the Warrantholder, and on every Extraordinary Resolution, the chairman of a Meeting or Adjourned Meeting shall request a poll on a question submitted to the Meeting. Except as otherwise required herein, if a question has been put to a poll, that question shall be decided by the affirmative vote of not less than a majority of the votes given on the poll. If the vote is tied, the motion shall not be carried. On a poll, each Warrantholder or person representing a Warrantholder shall be entitled to one vote for every Warrant of which he or she is the registered holder. A declaration made by the chairman that a resolution has been carried or lost is conclusive evidence thereof. In the case of joint registered Warrantholders, any one of them present in person or represented by proxy may vote in the absence of the other or others but when more than one of them is present in person or by proxy, they may only vote together in respect of the Warrants of which they are joint registered holders.
6.12.Regulations
Subject to the provisions of this Indenture, the Warrant Agent, or the Company with the approval of the Warrant Agent, may from time to time make and, thereafter, vary regulations not contrary to the provisions of this Indenture as it deems fit providing for and governing the following:

(a)	setting a record date for a Meeting for determining Warrantholders entitled to receive notice of and vote at a Meeting;

(b)	voting by proxy, the manner in which a proxy instrument must be executed, and the production of the authority of any person signing an instrument of a proxy on behalf of a Warrantholder;

(c)	lodging and the means of forwarding the instruments appointing proxies, and the time before a Meeting or Adjourned Meeting by which an instrument appointing a proxy must be deposited;

(d)	the form of the instrument of proxy; and

(e)	any other matter relating to the conduct of a meeting of Warrantholders.
A regulation so made is binding and effective and votes given in accordance with such a regulation are valid. The Warrant Agent may permit Warrantholders to make proof of ownership in the manner the Warrant Agent approves.

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6.13.Powers of Warrantholders
By Extraordinary Resolution passed pursuant to this Article 6, the Warrantholders may:

(a)
agree to any modification, abrogation, alteration, compromise, or arrangement of the rights of the Warrantholders whether arising under this Indenture, or otherwise at law on behalf of the Warrantholders against the Company, which has been agreed to by the Company;

(b)
agree to any modification, abrogation, alteration, compromise, or arrangement of the rights of the Warrant Agent in its capacity as agent hereunder whether arising under this Indenture, or otherwise at law, subject to the Warrant Agent’s prior consent, acting reasonably;

(c)
direct and authorize the Warrant Agent to exercise any discretion, power, right, remedy or authority given to it by or under this Indenture in the manner specified in such resolution or to refrain from exercising any such discretion, power, right, remedy, or authority;

(d)
direct the Warrant Agent to enforce any covenant or obligation on the part of the Company contained in this Indenture or to waive any default by the Company in compliance with any provision of this Indenture either unconditionally or upon any conditions specified in such resolution;

(e)
assent to any change in or omission from the provisions contained in this Indenture or the Warrant Certificates or any ancillary or supplemental instrument which is agreed to by the Company, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(f)	without limiting the generality of Sections 6.13(a) and (e), assent to an extension of time thereunder;

(g)	with the consent of the Company, remove the Warrant Agent or its successor in office and to appoint a new registrar and agent to take the place of the Warrant Agent so removed;

(h)
upon the Warrant Agent being furnished with funding and an indemnity that is, in its discretion, sufficient, require the Warrant Agent to enforce any covenant of the Company contained in this Indenture or the Warrant Certificates, or to enforce any right of the Warrantholders in any manner specified in such Extraordinary Resolution, or to refrain from enforcing any such covenant or right;

(i)
restrain any Warrantholder from instituting or continuing any suit or proceeding against the Company for the enforcement of a covenant on the part of the Company contained in this Indenture or any of the rights conferred upon the Warrantholders as set out in this Indenture or the Warrant Certificates;

(j)
direct a Warrantholder who, as such, has brought a suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges, and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(k)
waive and direct the Warrant Agent to waive a default by the Company in complying with any of the provisions of this Indenture or the Warrant Certificate either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(l)
assent to a compromise or arrangement with a creditor or creditors or a class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company; or

(m)	amend, alter, or repeal any Extraordinary Resolution previously passed pursuant to this Section 6.13.

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6.14.Powers Cumulative
Any one or more of the powers or any combination of the powers in this Indenture stated to be exercised by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholder to exercise such power or combination of powers then or thereafter from time to time.
6.15.Minutes of Meetings
The Warrant Agent shall make and maintain minutes and records of all resolutions and proceedings at a Meeting or Adjourned Meeting at the expense of the Company and shall make available those minutes and records at the office of the Warrant Agent for inspection by a Warrantholder or his or her authorized representative at reasonable times. If signed by the chairman of the Meeting or by the chairman of the next succeeding Meeting, such minutes shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such Meeting in respect of which minutes shall have been made shall be deemed to have been duly convened and held, and all the resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.
6.16.Written Resolutions
Notwithstanding the foregoing, a written resolution or instrument signed in one or more counterparts by the Warrantholders holding not less than a majority of the Warrants outstanding in the case of an ordinary resolution, or not less than 2/3 of the Warrants outstanding in the case of an Extraordinary Resolution, is deemed to be the same as, and to have the same force and effect as, an ordinary resolution or Extraordinary Resolution, as the case may be, duly passed at a Meeting or Adjourned Meeting.
6.17.Binding Effect
A resolution of the Warrantholders passed pursuant to this Article 6 is binding upon all Warrantholders. Upon the passing of a Warrantholder’s resolution at a meeting of the Warrantholders, or upon the signing of a written resolution or instrument pursuant to Section 6.16 and delivery by the Company to the Warrant Agent of an original, certified or notarial copy, or copies, of such resolution as executed or passed by the Warrantholders, the Warrant Agent is entitled to and shall give effect thereto.
6.18.Holdings by the Company or Subsidiaries of the Company Disregarded
In determining whether Warrantholders holding Warrants evidencing the required number of Warrants are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, resolution, Extraordinary Resolution or other action under this Indenture, Warrants owned legally or beneficially by the Company or any subsidiary of the Company shall be disregarded.

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7.	SUPPLEMENTAL INDENTURES, MERGER, SUCCESSORS
7.1.Provision for Supplemental Indentures for Certain Purposes
From time to time the Company shall, when authorized by the directors of the Company, and the Warrant Agent may, subject to the provisions of this Indenture, execute and deliver by their proper officers, deeds, indentures or instruments supplemental hereto, which thereafter form part hereof for any one or more or all of the following purposes:

(a)
adding to the provisions hereof such additional covenants, enforcement provisions, and release provisions (if any) as in the opinion of counsel acceptable to the Company and the Warrant Agent are necessary or advisable, provided the same are not, in the opinion of counsel to the Warrant Agent, prejudicial to the interests of the Warrantholders;

(b)	adding to the covenants of the Company in this Indenture for the protection of the Warrantholders;

(c)
evidencing any succession (or successive successions) of other companies to the Company and the covenants of, and obligations assumed by, such successor (or successors) in accordance with the provisions of this Indenture;

(d)	setting forth any adjustments resulting from the application of the provisions of Article 4;

(e)
providing for the issuance of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent relying on the advice of counsel and subject to TSX approval. For greater certainty, no supplemental indenture shall be required to be entered into in respect of the issuance of Warrants from time to time in respect of Warrants to be issued upon exercise of Carlisle Options and Carlisle Warrants in accordance with Section 2.1;

(f)
making such provisions not inconsistent with this Indenture as may be deemed necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of counsel to the Warrant Agent, prejudicial to the interests of the Warrantholders;

(g)	giving effect to an Extraordinary Resolution;

(h)
to rectify any ambiguity, defective provision, clerical omission or mistake or manifest or other error contained herein or in any deed or indenture supplemental or ancillary hereto provided that, in the opinion of counsel to the Warrant Agent, the rights of the Warrantholders are not prejudiced thereby;

(i)
adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrant Certificates of different denominations, and making any modification in the form of the Warrant Certificate which does not affect the substance thereof; or

(j)
for any other purpose not inconsistent with the provisions of this Indenture, provided that, in the opinion of counsel to the Warrant Agent, the rights of the Warrantholders are not prejudiced thereby.

7.2.Company May Consolidate, etc. on Certain Terms
Subject to Section 4.1(d), nothing in this Indenture prevents any consolidation, amalgamation, arrangement or merger of the Company with or into any other body corporate or bodies corporate, or a conveyance or transfer of all or substantially all the properties and assets of the Company as an entirety to any body corporate lawfully entitled to acquire and operate the same, provided, however, that the body corporate formed by such

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consolidation, amalgamation, arrangement or into which such merger has been made, or which has acquired by conveyance or transfer all or substantially all the properties and assets of the Company as an entirety in circumstances resulting in the Warrantholders being entitled to receive property from or securities of such body corporate, shall execute prior to or contemporaneously with such consolidation, amalgamation, arrangement, merger, conveyance or transfer, an indenture supplemental hereto wherein the due and punctual performance and observance of all the covenants and conditions of this Indenture to be performed or observed by the Company are assumed by the successor body corporate. The Warrant Agent is entitled to receive and is fully protected in relying upon an opinion of counsel that any such consolidation, amalgamation, arrangement, merger, conveyance or transfer, and a supplemental indenture executed in connection therewith, complies with the provisions of this Section.
7.3.Successor Body Corporate Substituted
Where the Company, pursuant to Section 7.2 hereof, is consolidated, amalgamated, arranged or merged with or into any other body corporate or bodies corporate or conveys or transfers all of substantially all of the properties and assets of the Company as an entirety to another body corporate, the successor body corporate formed by such consolidation, amalgamation, arrangement or into which the Company has been merged or which has received a conveyance or transfer as aforesaid succeeds to and is substituted for the Company hereunder with the same effect as nearly as may be possible as if it had been named herein. Such changes may be made in the Warrants as may be appropriate in view of such consolidation, amalgamation, arrangement, merger, conveyance or transfer.

8.	CONCERNING THE WARRANT AGENT
8.1.Duties of Warrant Agent
By way of supplement to the provisions of any statute for the time being relating to trustees, and notwithstanding any other provision of this Indenture, in the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith with a view to the best interests of the Warrantholders and shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from, or require any other person to indemnify the Warrant Agent against any liability for its own gross negligence, wilful misconduct or fraud.
8.2.Action by Warrant Agent
The Warrant Agent is not obligated to do any act or thing except where required to do so by this Indenture and, in the case of a default, only when it has actual notice thereof.
8.3.Certificate of the Company
If in the administration of the trusts of this Indenture, the Warrant Agent deems it necessary or desirable that any matter be proved or established by the Company, prior to taking or suffering any action hereunder, the Warrant Agent may accept and rely on a certificate of the Company as conclusive evidence of the truth of any fact relating to the Company or its assets therein stated and proof of the regularity of any proceedings or actions associated therewith, but the Warrant Agent may in its discretion require further evidence or information before acting or relying on any such certificate.

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8.4.Warrant Agent May Employ Experts
The Warrant Agent may, at the Company’s expense, employ or retain such lawyers, accountants, engineers, appraisers or other experts, advisers or agents as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for such services rendered to it, but it is not responsible for any misconduct, mistake or error of judgment on the part of any of them. The Company shall reimburse the Warrant Agent for all disbursements, costs and expenses made or incurred by the Warrant Agent in the discharge of its duties and in the management of the trusts hereunder. The Warrant Agent may rely upon and act upon the opinion or advice of, or information obtained from, any such lawyer, accountant, engineer, appraiser or other expert, adviser or agent in relation to any matter arising in the administration of the trusts hereof. The Warrant Agent shall not incur any liability for the acts or omissions of such lawyers, accountants, engineers, appraisers or other experts, advisers or agents employed by the Warrant Agent in good faith.
8.5.Resignation and Replacement of Warrant Agent

(a)
The Warrant Agent may resign its trust and be discharged from all further obligations hereunder by giving to the Company and the Warrantholders written notice at least 60 days or such shorter time period if acceptable to the Warrant Agent, the Company and the Warrantholders, before the effective date of the resignation. If the Warrant Agent resigns, or becomes incapable of acting hereunder, the Company shall forthwith appoint in writing a new agent. Failing such appointment by the Company or by the Warrantholders by Extraordinary Resolution, the retiring Warrant Agent or any Warrantholder may apply to a Judge of the Ontario Superior Court of Justice on such notice as such Judge may direct, for the appointment of a new agent. The Warrantholders may, by Extraordinary Resolution, remove the Warrant Agent (including an agent appointed by the Company or by a Judge as aforesaid) and appoint a new agent. On any new appointment, the new agent is vested with the same powers, rights, duties and obligations as if it had been originally named as Warrant Agent without any further assurance, conveyance, act or deed. If for any reason it becomes necessary or expedient to execute any further deed or assurance, the former Warrant Agent shall execute the same in favour of the new agent.

(b)
Any company resulting from a merger, consolidation, arrangement or amalgamation to which the Warrant Agent for the time being is a party shall be the successor Warrant Agent under this Indenture without any further act.

8.6.Indenture Legislation
The Company and the Warrant Agent agree that each shall at all times in relation to this Indenture and to any action to be taken hereunder, observe and comply with and be entitled to the benefits of all Applicable Legislation. If and to the extent that any provision of this Indenture limits, qualifies or conflicts with any mandatory requirement of Applicable Legislation, such mandatory requirement prevails.
8.7.Notice
The Warrant Agent is not required to give notice to third parties, including the Warrantholders, of the execution of this Indenture.
8.8.No Inquiries
In the exercise of any right or duty hereunder, the Warrant Agent, if it is acting in good faith, may act and rely, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Warrant Agent pursuant to a provision hereof or of Applicable Legislation or pursuant to a request of the Warrant Agent, if such evidence complies

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with Applicable Legislation and the Warrant Agent examines such evidence and determines that it complies with the applicable requirements of this Indenture. The Warrant Agent may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. The Warrant Agent is not bound to make any inquiry or investigation as to the performance by the Company of the Company’s covenants hereunder.
8.9.Actions by Warrant Agent to Protect Interest
The Warrant Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.
8.10.Warrant Agent Not Required to Give Security
The Warrant Agent is not required to give any bonds or security with respect to the execution or administration of the trusts and powers of this Indenture.
8.11.Protection of Warrant Agent
Notwithstanding the foregoing or any other provision of this Indenture, any liability of the Warrant Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Company to the Warrant Agent under this Indenture in the thirty-six (36) months immediately prior to the Warrant Agent receiving the first notice of the claim. Notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, the Warrant Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.
8.12.No Conflict of Interest
The Warrant Agent represents to the Company that, at the date of execution and delivery by it of this Indenture, there exists no material conflict of interest in the role of the Warrant Agent as a fiduciary hereunder but if, notwithstanding the provisions of this Section 8.12, such a material conflict of interest exists, the validity and enforceability of this Indenture and the instruments issued hereunder are not affected in any manner whatsoever by reason only that such material conflict of interest exists or arises. The Warrant Agent shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 8.5.
8.13.Warrant Agent Not Ordinarily Bound
No provision of this Indenture shall require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless it is so indemnified and funded. The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrantholders hereunder, is conditional upon Warrantholders furnishing, when required in writing to do so by the Warrant Agent, an indemnity reasonably satisfactory to the Warrant Agent, and funds sufficient for commencing or continuing the act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and hold harmless the Warrant Agent against any loss, damage or liability by reason thereof.

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8.14.Warrant Agent May Deal in Instruments
The Warrant Agent may in its personal or other capacity, buy, sell, lend upon and deal in and hold securities of the Company and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.
8.15.Recitals or Statements of Fact Made by Company
Except for the representations contained in Sections 8.12 and 8.19 subject to the provisions hereof, the Warrant Agent is not liable for or by reason of any of the statements of fact or recitals contained in this Indenture or in the Warrant Certificates and is not required to verify the same but all such statements and recitals are and are deemed to have been made by the Company only.
8.16.Warrant Agent’s Discretion Absolute
The Warrant Agent, except as herein otherwise provided, has, as regards all the trusts, powers, authorities and discretions vested in it, absolute and uncontrolled discretion as to the exercise thereof, whether in relation to the manner or as to the mode and time for the exercise thereof.
8.17.No Representations as to Validity
The Warrant Agent is not:

(a)
under any responsibility in respect of the validity of this Indenture or the execution and delivery thereof or (subject to Section 2.4(a) hereof) in respect of the validity or the execution of any Warrant Certificate;

(b)	responsible for any breach by the Company of any covenant or condition contained in this Indenture or in any Warrant Certificate;

(c)
by any act hereunder, deemed to make any representation or warranty as to the authorization or reservation of any securities to be issued as provided in this Indenture or in any Warrant Certificate or as to whether any shares will when issued be duly authorized or be validly issued and fully paid and non-assessable. The duty and responsibility as to all the matters and things referred to in this Section 8.17 rests upon the Company and not upon the Warrant Agent and the failure of the Company to discharge any such duty and responsibility does not in any way render the Warrant Agent liable or place upon it any duty or responsibility for breach of which it would be liable; or

(d)	under any obligation to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto.
8.18.Acceptance of Agency
The Warrant Agent hereby accepts the agency in this Indenture and agrees to perform the same upon the terms and conditions herein set forth or referred to unless and until discharged therefrom by resignation or in some other lawful way.
8.19.Warrant Agent’s Authority to Carry on Business
The Warrant Agent represents to the Company that at the date hereof it is authorized to carry on the business of a trust company in Ontario. If, notwithstanding the provisions of this Section 8.19, it ceases to be authorized to carry on such business in Ontario, the validity and enforceability of this Indenture and of the

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Warrants issued hereunder are not affected in any manner whatsoever by reason only of such event, provided that the Warrant Agent shall, within 30 days after ceasing to be authorized to carry on such business in Ontario, either become so authorized or resign in the manner and with the effect specified in Section 8.5.
8.20.Indemnification of Warrant Agent
Without limiting any protection or indemnity of the Warrant Agent under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Warrant Agent from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Warrant Agent in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and other disbursements arising by reason of the gross negligence, wilful misconduct or fraud of the Warrant Agent. This provision shall survive the resignation or removal of the Warrant Agent, or the termination of this Indenture. The Warrant Agent shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Warrant Agent with satisfactory indemnity and funding against such expense or liability.
8.21.Performance of Covenants by Warrant Agent
If the Company fails to perform any of its covenants contained in this Indenture, then the Company will notify the Warrant Agent in writing of such failure and, upon receipt by the Warrant Agent of such notice, the Warrant Agent will notify the Warrantholders of such failure on the part of the Company and may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. All sums expended or disbursed by the Warrant Agent in so doing shall be reimbursed as provided in Section 3.10. No such performance, expenditure or disbursement by the Warrant Agent shall be deemed to relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.
8.22.Third Party Interests
Each party to this Indenture hereby represents to the Warrant Agent that any account to be opened by, or interest to held by, the Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent’s prescribed form as to the particulars of such third party.

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8.23.Not Bound to Act
The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Company, provided (i) that the Warrant Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent’s satisfaction within such 10-day period, then such resignation shall not be effective.
8.24.Warrant Agent Not Required to Give Notice of Default
The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and in the absence of any such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

9.	NOTICES
9.1.Notice to Company or Warrant Agent
Any notice to the Company or the Warrant Agent under the provisions of this Indenture is valid and effective if in writing delivered, sent by registered letter, postage prepaid or sent by facsimile or electronic mail:

(a)	to the Company at:

Alamos Gold Inc. 2200-130 Adelaide St. W. Toronto, Ontario Canada M5H 3P5	Attention:General Counsel Facsimile:416-368-9932
with a copy to (which shall not constitute notice):

Torys LLP 79 Wellington Street West, Suite 3000 Toronto, Ontario Canada M5K 1N2	Attention:Kevin Morris Facsimile:416-865-7380

(b)	to the Warrant Agent at:

Computershare Trust Company of Canada 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1	Attention:Manager, Corporate Trust Email: corporatetrust.vancouver@ computershare.com

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Any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered and, if mailed, be deemed to have been received on the fifth Business Day following the date of the postmark on such notice and, if sent by facsimile or electronic mail, be deemed to have been given and received on the day it was so sent unless it was sent:

(a)	on a day which is not a business day in the place to which it was sent; or

(b)	after 5:00 p.m. in the place to which it was sent,
in which cases it will be deemed to have been given and received on the next day which is a business day in the place to which it was sent.
The Company or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in this Section 9.1 of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company or the Warrant Agent, as the case may be, for all purposes of this Indenture.
If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Company hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed or, if it is delivered to such party at the appropriate address provided in this Section 9.1, by facsimile or electronic transmission or other means of prepaid, transmitted and recorded communication.
9.2.Notice to Warrantholders
Any notice to the Warrantholders under the provisions of this Indenture is valid and effective if delivered, sent by regular mail or sent by courier, to each Warrantholder at its address appearing on the register of Warrants kept by the Warrant Agent or, in the case of joint holders, to the first such address, and, if delivered or couriered, shall be deemed to have been given and received on the day it was delivered and, if mailed, be deemed to have been received on the fifth Business Day following the date of the postmark on such notice.
If, by reason of any interruption of mail service, actual or threatened, any notice to be given to the Warrantholders by the Warrant Agent or the Company would be unlikely to reach its destination in the ordinary course of mail, such notice shall be valid and effective only if published once (i) in the national edition of The Globe & Mail newspaper; and (ii) in such other place or places and manner, if any, as the Warrant Agent may require. Any notice given to Warrantholders by publication shall be deemed to have been given on the last day on which publication shall have been effected.

10.	POWER OF BOARD OF DIRECTORS
10.1.Board of Directors
In this Indenture, where the Company is required or empowered to exercise any acts, all such acts may be exercised by the directors of the Company, by any duly appointed committee of the directors of the Company or by those officers of the Company authorized to exercise such acts.

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11.	MISCELLANEOUS PROVISIONS
11.1.Further Assurances
The parties covenant and agree from time to time, as may be reasonably required by any party hereto, to execute and deliver such further and other documents and do all matters and things which are convenient or necessary to carry out the intention of this Indenture more effectively and completely.
11.2.Unenforceable Terms
If any term, covenant or condition of this Indenture or the application thereof to any party or circumstance is invalid or unenforceable to any extent, the remainder of this Indenture or application of such term, covenant or condition to a party or circumstance other than those to which it is held invalid or unenforceable is not affected thereby and each remaining term, covenant or condition of this Indenture is valid and enforceable to the fullest extent permitted by law.
11.3.No Waiver
No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance by the other party of its obligations hereunder is deemed or construed to be a consent or waiver to or of any other breach or default in the performance of obligations hereunder by such party. Failure on the part of either party to complain of any act or failure to act of the other party or to declare the other party in default, irrespective of how long such failure continues, does not constitute a waiver by such party of its rights hereunder.
11.4.Waiver of Default
Notwithstanding Section 11.3 above, upon the happening of any default hereunder:

(a)
the Warrantholders, by Extraordinary Resolution, shall have power by requisition in writing to instruct the Warrant Agent to waive any default hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b)
the Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable, if, in the Warrant Agent’s opinion, relying on the opinion of legal counsel, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Warrant Agent or of the Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Agent or of the Warrantholders shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.
11.5.Immunity of Shareholders
Subject to any rights or remedies available to the Warrantholders under applicable securities legislation or otherwise, the Warrant Agent and, by the acceptance of the Warrant Certificate and as part of the consideration for the issue of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, director, officer, employee or agent of the Company or of any successor corporation on any covenant, agreement, representation or warranty by the Company contained herein or in the Warrant Certificates.

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11.6.Limitation of Liability
The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Company or of any successor corporation or any of the past, present or future officers, employees or agents of the Company or of any successor corporation, but only the property of the Company or of any successor corporation shall be bound in respect hereof.
11.7.Suits by Warrantholders

(a)
No Warrantholder has any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Company wound up or to file or prove a claim in any liquidation or bankruptcy proceedings or for any other remedy hereunder unless the Warrantholders by Extraordinary Resolution have made a request to the Warrant Agent and the Warrant Agent has been afforded reasonable opportunity to proceed or complete any action or suit for any such purpose whether or not in its own name and the Warrantholders or any of them have furnished to the Warrant Agent, when so requested by the Warrant Agent sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby and the Warrant Agent has failed to act within a reasonable time or the Warrant Agent has failed to actively pursue any such act or proceeding. The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Company.

(b)
Subject to the provisions of this Section 11.7 and otherwise in this Indenture, all or any of the rights conferred upon a Warrantholder by the terms of a Warrant may be enforced by such Warrantholder by appropriate legal proceedings without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholders from time to time.

11.8.SEC Reporting Status
The Company confirms that it has either (i) a class of securities registered pursuant to Section 12 of the 1934 Act; or (ii) a reporting obligation pursuant to Section 15(d) of the 1934 Act, and has provided the Warrant Agent with an officers’ certificate (in a form provided by the Warrant Agent) certifying such reporting obligation and other information as requested by the Warrant Agent. The Company covenants that in the event that any such registration or reporting obligation shall be terminated by the Company in accordance with the 1934 Act, the Company shall promptly notify the Warrant Agent of such termination and such other information as the Warrant Agent may require at the time. The Company acknowledges that the Warrant Agent is relying upon the foregoing representation and covenants in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.
11.9.Force Majeure
Except for the payment obligations of the Company contained herein, neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 11.9.

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11.10.Rights of Rescission and Withdrawal for Holders
Should a holder of Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, and the holder’s funds which were paid on exercise have already been released to the Company by the Warrant Agent, the Warrant Agent shall not be responsible for ensuring the exercise is cancelled and a refund is paid back to the holder. In such cases, the holder shall seek a refund directly from the Company and subsequently, the Company, upon surrender to the Company or the Warrant Agent of any underlying Warrant Shares that may have been issued, or such other procedure as agreed to by the parties hereto, shall instruct the Warrant Agent in writing, to cancel the exercise transaction and any such underlying Warrant Shares on the register, which may have already been issued upon the Warrant exercise. In the event that any payment is received from the Company by virtue of the holder being a shareholder for such Warrants that were subsequently rescinded, such payment must be returned to the Company by such holder. The Warrant Agent shall not be under any duty or obligation to take any steps to ensure or enforce that the funds are returned pursuant to this Section 11.10, nor shall the Warrant Agent be in any other way responsible in the event that any payment is not delivered or received pursuant to this Section 11.10. Notwithstanding the foregoing, in the event that the Company provides the refund to the Warrant Agent for distribution to the holder, the Warrant Agent shall return such funds to the holder as soon as reasonably practicable, and in so doing, the Warrant Agent shall incur no liability with respect to the delivery or non-delivery of any such funds.
11.11.Privacy Matters
The Company acknowledges that the Warrant Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Indenture and other services that may be requested from time to time;

(b)	to help the Warrant Agent manage its servicing relationships with such individuals;

(c)	to meet the Warrant Agent’s legal and regulatory requirements; and

(d)	if Social Insurance Numbers are collected by the Warrant Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.
The Company acknowledges and agrees that the Warrant Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as agent hereunder for the purposes described above and, generally, in the manner and on the terms described in the Warrant Agent’s Privacy Code, which the Warrant Agent shall make available on its website or upon request, including revisions thereto. Some of this personal information may be transferred to servicers in the United States for data processing and/or storage. Further, the Company agrees that it shall not provide or cause to be provided to the Warrant Agent any personal information relating to an individual who is not a party to this Indenture unless the Company has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.
11.12.Enurement
This Indenture enures to the benefit of and is binding upon the parties hereto and their respective successors and assigns and may not be assigned by either party hereto without the consent in writing of the other party, such consent not to be unreasonably withheld.

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11.13.Counterparts and Formal Date
This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of the date hereof.
11.14.Satisfaction and Discharge of Indenture

Upon the date by which there shall have been delivered to the Warrant Agent for exercise, cancellation or destruction all Warrants theretofore certified hereunder and if all certificates required to be issued in compliance with the provisions hereof, including all Warrants to be issued from time to time upon the exercise of Carlisle Options or Carlisle Warrants pursuant to Section 2.1, have been issued and delivered hereunder, this Indenture (except for any indemnities given to the Warrant Agent) shall cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Company and upon delivery to the Warrant Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Company hereunder shall remain in full force and effect and survive the termination of this Indenture.
11.15.Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders
Nothing in this Indenture or the Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Warrants any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.
11.16.Further Assurances
Each of the parties hereto, including the Company, subject to Applicable Legislation, shall do or cause to be done all such acts and things and execute such further documents, agreements and assurances as may reasonably be necessary or advisable from time to time to carry out the provisions of this Indenture in accordance with their true intent.
11.17.Formal Date and Effective Date
For the purpose of convenience, this Indenture is referred to as bearing the formal date of January 7, 2016, however, notwithstanding such formal date, this Indenture becomes effective as between the Company and any particular Warrantholder upon the date of issuance of a Warrant Certificate to such Warrantholder.
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ALAMOS GOLD INC.
Per:
“John A. McCluskey”
John A. McCluskey
President and CEO
COMPUTERSHARE TRUST COMPANY OF CANADA
Per:
“Jill Dunn”
Authorized Signatory
Per:
“Anna Stitt”
Authorized Signatory

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SCHEDULE “A”
FORM OF WARRANT CERTIFICATE
THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE AT OR BEFORE 5:00 P.M. (EST) ON JANUARY 7, 2019, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.
WARRANT CERTIFICATE
ALAMOS GOLD INC.
(a corporation existing under the laws of Ontario)

No. W-«Warrant» CUSIP NO: 011532124	«Number» WARRANTS entitling the holder to acquire one Common Share for each Warrant, subject to adjustment as set out below
THIS IS TO CERTIFY that, for value received, «Name» (the “Warrantholder”) is the registered holder of the number of warrants (the “Warrants”) stated above and is entitled to acquire in the manner and at the time, and subject to the restrictions contained in the Indenture (as defined below), the number of common shares (the “Common Shares”) of Alamos Gold Inc. (the “Company”) as is equal to the number of Warrants represented hereby (subject to adjustment as set out below and in the Indenture) at an exercise price of $10.00 until the Expiry Time (as defined below).
The Warrants represented by this certificate are issued under and pursuant to a certain indenture (the “Indenture”) made as of January 7, 2016 between the Company and Computershare Trust Company of Canada (the “Warrant Agent”) (which expression includes any successor agent appointed under the Indenture), to which Indenture and any instruments supplemental thereto reference is hereby made for a full description of the rights of the holders of the Warrants and the terms and conditions upon which such Warrants are, or are to be, issued and held, all to the same effect as if the provisions of the Indenture and all instruments supplemental thereto were herein set forth, to all of which provisions the holder of these Warrants by acceptance hereof assents. All terms defined in the Indenture are used herein as so defined. In the event of any conflict or inconsistency between the provisions of the Indenture and the provisions of this Warrant Certificate, except those that are necessary by context, the provisions of the Indenture shall prevail. The Company will furnish to the holder of this Warrant Certificate, upon request and without charge, a copy of the Indenture.
The Warrants represented by this Warrant Certificate are only exercisable on or prior to 5:00 p.m. (Toronto time) on January 7, 2019 (the “Expiry Time”).
The holder of this Warrant Certificate may, at any time before the Expiry Time, exercise all or any number of the Warrants represented hereby, by surrendering to the Warrant Agent a Warrant Certificate or Warrant Certificates representing the number of Warrants to be exercised, together with the duly completed and executed exercise form attached as Appendix 1 hereto in accordance with the instructions contained in Appendix 3 attached hereto. Any such exercise is subject to compliance with, and may be restricted by, Applicable Legislation. If, at the time of the exercise of the Warrants, there remain restrictions on resale under Applicable Legislation on the Common Shares acquired, the Company may endorse the certificates representing the Common Shares acquired with respect to such resale restrictions.
The Common Shares in respect of which the Warrants are exercised will be deemed to have been issued on the third Business Day following the date of such exercise, at which time each Warrantholder will be deemed to have become the holder of record of such Common Shares.
After the exercise of Warrants, the Warrant Agent shall within five Business Days of such exercise cause to be mailed or delivered to each Warrantholder at its address specified in the register for the Warrants maintained by the Warrant Agent, certificates for the appropriate number of Common Shares issuable in respect of such Warrants, not exceeding those which such Warrantholder is entitled to acquire pursuant to the Warrants so exercised. If the holder of this Warrant Certificate exercises

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some but not all of the Warrants represented hereby, he or she will be entitled to receive, without charge, a new Warrant Certificate representing the unexercised number of the Warrants represented hereby.
The holder of this Warrant Certificate may at any time up to the Expiry Time, upon written instruction delivered to the Warrant Agent and payment of the charges provided for in the Indenture and otherwise in accordance with the provisions of the Indenture, exchange this Warrant Certificate for other Warrant Certificates evidencing Warrants entitling the holder to acquire in the aggregate the same number of Common Shares as may be acquired under this Warrant Certificate.
The number of Common Shares which may be acquired by a Warrantholder upon exercise of Warrants, are also subject to and governed by Article 4 of the Indenture with respect to anti-dilution provisions, including provisions for the appropriate adjustment of the class, number and price of the securities issuable hereunder upon the occurrence of certain events including any subdivision, consolidation, or reclassification of the shares, payment of stock dividends, or amalgamation of the Company.
The holding of the Warrants evidenced by this Warrant Certificate does not constitute the Warrantholder a shareholder of the Company or entitle such holder to any right or interest in respect thereof except as herein and in the Indenture expressly provided.
The Warrants may only be transferred by the Warrantholder (or its legal representatives or its attorney duly appointed) on the register kept at the office of the Warrant Agent, in accordance with applicable laws and upon compliance with the conditions set out in the Indenture, by delivering to the Warrant Agent’s Toronto office a duly executed Form of Transfer attached as Appendix 2 hereto and complying with such other reasonable requirements as the Company and the Warrant Agent may prescribe and such transfer shall be duly noted on the register by the Warrant Agent.
The holder understands and acknowledges that the Warrants and the Common Shares issuable hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or under the securities laws of any state of the United States, and that any Common Shares issued upon exercise of Warrants held by or for the account or benefit of “U.S. persons” or a person in the United States will be “restricted securities” within the meaning of Rule 144(a)(3) of the 1933 Act. “United States” and “U.S. person” have the respective meanings assigned in Regulation S (“Regulation S”) under the 1933 Act.
The holder understands that the Warrants represented hereby may not be exercised within the United States or by or for the account or benefit of a U.S. person or a person in the United States, and the Common Shares issuable upon exercise of such Warrants may not be delivered within the United States, unless such Common Shares are registered under the 1933 Act and the securities laws of any state in which the holder is resident, or unless an exemption from such registration requirements is available.
The holder understands that, until such time as the same is no longer required under applicable requirements of the 1933 Act or applicable state securities laws, certificates representing the Common Shares which are “restricted securities”, and all certificates issued in exchange therefor or in substitution thereof, will bear a U.S. restrictive legend substantially in the form prescribed by section 5.7 of the Indenture; provided that if the Company is a “foreign issuer” as defined in Regulation S under the 1933 Act at the time such Common Shares are being sold, and such Common Shares are being sold outside of the United States in compliance with the requirements of Rule 904 of Regulation S, such legend may be removed by providing an executed declaration to the Warrant Agent or, with respect to Common Shares, the Company’s registrar and transfer agent (the “Transfer Agent”), in such form as the Company may prescribe from time to time and, if requested by the Company, the Warrant Agent or the Transfer Agent (as the case may be), an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company, the Warrant Agent and the Transfer Agent (as applicable) to the effect that such sale is being made in compliance with Rule 904 of Regulation S under the 1933 Act; and provided, further, that, if any Common Shares are being sold otherwise than in accordance with Rule 904 of Regulation S under the 1933 Act and other than to the Company, the legend may be removed by delivery to the Company and the Transfer Agent of an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company, the Warrant Agent and the Transfer Agent (as applicable), to the effect that such legend is no longer required under applicable requirements of the 1933 Act or any applicable state securities laws.
This Warrant Certificate shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

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After the exercise of any of the Warrants represented by this Warrant Certificate, the Warrantholder shall no longer have any rights under either the Indenture or this Warrant Certificate with respect to such Warrants, other than the right to receive certificates representing the Common Shares issuable on the exercise of those Warrants, and those Warrants shall be void and of no further value or effect.
The Indenture contains provisions making binding upon all Warrantholders resolutions passed at meetings of such holders in accordance with such provisions or by instruments in writing signed by the Warrantholders holding a specified percentage of the Warrants.
Time shall be of the essence hereof.
IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be executed and the Warrant Agent has caused this Warrant Certificate to be countersigned by its duly authorized officers as of this ___ day of __________, 201__.
ALAMOS GOLD INC.
Per:

Authorized Signatory
COUNTERSIGNED BY:
COMPUTERSHARE TRUST COMPANY OF CANADA
Per:

Authorized Signatory

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APPENDIX 1 TO
WARRANT CERTIFICATE
EXERCISE FORM

TO:        ALAMOS GOLD INC. (the “Company”)
AND TO:     Computershare Trust Company of Canada
100 University Ave, Toronto, ON M5J 2Y1, Canada

The undersigned holder of the Warrants evidenced by this Warrant Certificate hereby exercises the right to acquire _______________ (A) Common Shares of the Company.

Exercise Price Payable: __________________________________________________

                ((A) multiplied by $10.00, subject to adjustment)
The undersigned hereby exercises the right of such holder to be issued, and hereby subscribes for, Common Shares that are issuable pursuant to the exercise of such Warrants on the terms specified in such Warrant Certificate and in the Indenture.
The undersigned hereby acknowledges that the undersigned is aware that the Common Shares received on exercise may be subject to restrictions on resale under applicable securities legislation.
Any capitalized term in this Warrant Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Indenture.
The undersigned understands that upon the exercise of Warrants by or for the account or benefit of a “U.S. person” or by a person in the United States the certificate(s) representing the Common Shares will bear a legend substantially in the form prescribed by section 5.7 of the Indenture restricting transfer of the Common Shares without registration under the U.S. Securities Act, and applicable state securities laws unless an exemption from such registration requirements is available. “U.S. person” and “United States” have the respective meanings assigned in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).

The undersigned represents that it is (check one box):
A.        (i) not a “U.S. person” or a person in the United States, (ii) is not exercising the Warrants for the account or benefit of a “U.S. person” or a person in the United States, and (iii) did not execute or deliver this Exercise Form in the United States;
B.        an “accredited investor”, within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act; or
C.        exercising the Warrants pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws and has delivered to the Company concurrently with this Exercise Form an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company to such effect.
It is understood that the Company and Computershare Trust Company of Canada may require evidence to verify the foregoing representations.

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Notes:

(1)	Certificates will not be registered or delivered to an address in the United States unless Box B or C above is checked.

(2)
If Box B or C above is checked, holders are encouraged to consult with the Company and the Warrant Agent in advance to determine that the legal opinion and/or documentation tendered in connection with the exercise will be satisfactory in form and substance to the Company and the Warrant Agent.

The undersigned hereby irrevocably directs that the said Common Shares be issued, registered and delivered as follows:

Name(s) in Full and Social Insurance Number(s) (if applicable)	Address(es)	Number of Common Shares

Please print full name in which certificates representing the Common Shares are to be issued. If any Common Shares are to be issued to a person or persons other than the registered holder, the registered holder must pay to the Warrant Agent all eligible transfer taxes or other government charges, if any, and the Form of Transfer must be duly executed.
Once completed and executed, this Exercise Form must be mailed or delivered to Computershare Trust Company of Canada, c/o General Manager, Corporate Trust.
DATED this ____day of _____, 20__.

)))))))

Witness		(Signature of Warrantholder, to be the same as appears on the face of this Warrant Certificate)

Name of Registered Warrantholder

Please check if the certificates representing the Common Shares are to be delivered at the office where this Warrant Certificate is surrendered, failing which such certificates will be mailed to the address set out above. Certificates will be delivered or mailed within five Business Days after the surrender of this Warrant Certificate to the Warrant Agent.

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APPENDIX 2 TO
WARRANT CERTIFICATE
FORM OF TRANSFER

TO:        ALAMOS GOLD INC. (the “Company”)
FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto (name) ______________________________ (the “Transferee”), of ______________________ (residential address) ________________________________________________ Warrants of the Company registered in the name of the undersigned on the records of Computershare Trust Company of Canada represented by the attached certificate, and irrevocably appoints ____________________ as the attorney of the undersigned to transfer the said securities on the books or register of transfer, with full power of substitution.
DATED the ______ day of _________________, 20____.

_______________________________________ Signature Guaranteed (See instructions to Warrantholders in Appendix 3) Name of Warrantholder: Address (Please Print):
_______________________________________
(Signature of Warrantholder, to be the same as appears on the face of this Warrant Certificate)

_______________________________________

_______________________________________

_______________________________________

REASON FOR TRANSFER – FOR US RESIDENTS ONLY (WHERE THE INDIVIDUAL(S) OR CORPORATION RECEIVING THE SECURITIES IS A US RESIDENT). PLEASE SELECT ONLY ONE (SEE INSTRUCTIONS BELOW).
GIFT ESTATE PRIVATE SALE OTHER (OR NO CHANGE IN OWNERSHIP)
DATE OF EVENT (DATE OF GIFT, DEATH OR SALE): VALUE PER WARRANT ON THE DATE OF EVENT:
CAD OR USD
Note to Warrantholders:

(1)	In order to transfer the Warrants represented by this Warrant Certificate, this transfer form must be delivered to the Warrant Agent, together with this Warrant Certificate.

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(2)
The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”, “MEDALLION GUARANTEED” OR “SIGNATURE & AUTHORITY TO SIGN GUARANTEE”, all in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a “SIGNATURE & AUTHORITY TO SIGN GUARANTEE” Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a “MEDALLION GUARANTEED” Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

(3)
Warrants shall only be transferrable in accordance with applicable law. The transfer of Warrants to a person not resident in a Designated Province (as defined in the Indenture) may result in the Common Shares obtained upon the exercise or deemed exercise of the Warrants not being freely tradable in the jurisdiction where such person is resident.

REASON FOR TRANSFER – FOR US RESIDENTS ONLY
Consistent with US IRS regulations, Computershare is required to request cost basis information from US securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized, but rather the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

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APPENDIX 3 TO
WARRANT CERTIFICATE
INSTRUCTIONS TO WARRANTHOLDERS
TO EXERCISE:
If the Warrantholder exercises Warrants prior to the Expiry Time pursuant to section 5.2 of the Indenture, it must complete, sign and deliver:

(a)	the Exercise Form, attached as Appendix 1;

(b)	the Warrant Certificates; and

(c)
a certified cheque, bank draft or money order in lawful money of Canada, payable to or to the order of the Company in an amount equal to the Purchase Price multiplied by the number of Warrant Shares subscribed for or a wire transfer or similar transfer of funds to the Warrant Agent. In the event that the payment of the aggregate Purchase Price is in the form of an uncertified cheque or unguaranteed funds, the Warrant Agent shall be entitled to delay the time of payment of the Purchase Price to the Company until such uncertified or unguaranteed funds have cleared in the ordinary course of the financial institution upon which the same are drawn, to the Warrant Agent indicating the number of Common Shares to be acquired. In such case, the signature of such registered holder on the Exercise Form must be witnessed.
TO TRANSFER:
If the Warrantholder wishes to transfer Warrants, then the Warrantholder must complete, sign and deliver (as appropriate):

(a)	the Transfer Form attached as Appendix 2; and

(b)	the Warrant Certificates,
to the Warrant Agent indicating the number of Warrants to be transferred.
If the Warrant Certificate is transferred, the Warrantholder’s signature on the Transfer Form must be guaranteed by an authorized officer of a chartered bank, trust company or an investment dealer who is a member of a recognized stock exchange.
For the protection of the holder, it would be prudent to use registered mail if forwarding by mail.
GENERAL:
If the Transfer Form or Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Warrant Certificate must also be accompanied by evidence of authority to sign satisfactory to the Warrant Agent.
The name and address of the Warrant Agent is:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor,
Toronto, Ontario, M5J 2Y1

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